                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                         For the Month of January 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Shibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

1. Press release dated February 6, 2002 announcing results for the Fiscal Year Ended December 31, 2001.

2. Digest of Consolidated Earnings results for the Fiscal Year Ended December 31, 2001 (English translation).

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: February 12, 2002                           By: /s/ Mahendra Negi
                                                     ---------------------------
                                                     Mahendra Negi
                                                     Director and Chief
                                                     Financial Officer

                                                                    Attachment 1

Immediate release
Trend Micro Reports Record Fourth Quarter Revenue
Fourth Quarter Revenue Grows 57% to (Yen)10,838 Million under Japan GAAP

Tokyo, JAPAN - February 6, 2002 - Trend Micro Incorporated (TSE:4704, Nasdaq:TMIC), a worldwide leader in network antivirus and Internet content security solutions, today announced financial results for the fourth quarter ended December 31, 2001: consolidated net revenue was 10,838 million yen, an increase of 57% from the fourth quarter of FY2000, operating income climbed 51% to 3,916 million yen and ordinary income was up 72% to 4,239 million yen.

If the results were not adjusted in accordance with a new revenue recognition policy, net revenue, operating income and ordinary income would have grown by 77% to 12,247 million yen, 106% to 5,325 million yen and 129% to 5,648 million yen respectively.

"Given the difficult economic conditions faced by the technology sector in general, we are gratified that our innovative products and dedicated employees led to this result", said Steve Chang, CEO of Trend Micro. "We are even more excited to be leaving the year on the strongest possible note with our strongest quarter of the year."

Summary of Results for the Fourth Quarter of the fiscal year 2001
-----------------------------------------------------------------
    --------------------------------------------------------------------------
     (in million yen,      Three Month Ended December 31,        Change
                         ----------------------------------
     unaudited)                  2001             2000
    --------------------------------------------------------------------------
     Net sales                      10,838            6,903             57%
    --------------------------------------------------------------------------
     Operating Income                3,916            2,588             51%
    --------------------------------------------------------------------------
     Ordinary Income                 4,239            2,461             72%
    --------------------------------------------------------------------------
     [not adjusted for the new revenue recognition policy]
    --------------------------------------------------------------------------
     (in million yen,      Three Month Ended December 31,        Change
                         ----------------------------------
     unaudited)                  2001             2000
    --------------------------------------------------------------------------
     Net sales                      12,247            6,903             77%
    --------------------------------------------------------------------------
     Operating Income                5,325            2,588            106%
    --------------------------------------------------------------------------
     Ordinary Income                 5,648            2,461            135%
    --------------------------------------------------------------------------

For the annual results of the fiscal year ended December 31, 2001, the company reported consolidated net revenue of 31,326 million yen, ordinary income of 9,549 million yen and net income of 2,421 million yen.

Summary of Results for the fiscal year 2001
-------------------------------------------
    --------------------------------------------------------------------------
     (in million yen)      The Fiscal Year Ended December 31,    Change
                         -------------------------------------
                                 2001             2000
    --------------------------------------------------------------------------
     Net sales                      31,326           21,834             43%
    --------------------------------------------------------------------------
     Operating Income                9,481            7,443             27%
    --------------------------------------------------------------------------
     Net Income                      2,421            4,722            -49%
    --------------------------------------------------------------------------
     [not adjusted for the new revenue recognition policy]
    --------------------------------------------------------------------------
     (in million yen)      The Fiscal Year Ended December 31,    Change
                         -------------------------------------
                                 2001             2000
    --------------------------------------------------------------------------
     Net sales                      33,652           21,834             54%
    --------------------------------------------------------------------------
     Operating Income               11,807            7,443             59%
    --------------------------------------------------------------------------
     Net Income                      5,555            4,722             18%
    --------------------------------------------------------------------------

Description of the change of the recognition policy

Until the end of FY 2000, the Company (Japan) and Trend Micro Incorporated (Taiwan) booked revenue for Premium Support and other post-contract customer support services at the beginning of the support period. Effective from FY 2001, the method of recognizing this revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period. Under Japanese GAAP, Trend Micro is not required to restate its financial statements because of a change in its revenue recognition policy and has chosen not to do so in this case.

Financial Outlook
Trend Micro expects consolidated net revenue for the fiscal year 2002 of 40,000 million yen, ordinary income of 13,000 million yen and net income of 7,300 million yen.

For the first quarter of the fiscal year 2002, the company estimates consolidated net revenue will be between 8,500 million yen and 9,100 million yen, ordinary income between 2,300 million yen and 2,700 million yen and net income between 1,300 million yen and 1,500 million yen.

Highlights of 2001

Exceptional Growth - The IDC named Trend Micro the fastest-growing antivirus vendor and the worldwide leader in server-based antivirus software sales. Specifically, it found Trend Micro to be the global leader in the following segments of the antivirus industry in 2000:

       . #1 in overall server AV market share - 33% market share
       . #1 in Internet gateway AV market share - 63% worldwide market share . #1 in groupware AV market share - 31% worldwide market share

New Customers - Trend Micro boosted its Fortune 1000 client base by securing many new enterprise customers, including HSBC, IBM, BMW, Commerzbank Securities, Conoco, Fuji Bank, Mitsubishi Heavy Industries, NEC, Asahi, Sprint, Sony, Colt, Deloitte & Touche, Ogilvy & Mather, and Verizon Wireless, the European Aeronautic Defence and Space Company (EADS) and Pemex. New government and institutional accounts included the US Army, Social Security Administration, Departments of Justice and Transportation, and Census Bureau, the Australian Defence Force, Italy's Ministry of Foreign Affairs, Malaysia's Ministries of Education and Employment, the Tokyo Metro government, City of San Francisco and the National University of Singapore.

Broadband and Wireless Initiatives Trend Micro unveiled GateLock(TM), an all-in-one plug-and-play device for broadband Internet connections offering security against hackers, viruses and other intruders, and released PC-cillin(R) for Wireless 2.0 supporting Palm OS, Microsoft Pocket PC, and Symbian EPOC platforms to help enable secure wireless communications.

Awards and Recognition - Trend Micro enterprise and desktop products continued to gather accolades from numerous publications. ScanMail for Microsoft Exchange and ScanMail eManager were PC Magazine's Editors' Choice for best enterprise email security solution. PC-cillin was named a "must-have" by PC World and an Editor's Choice by Australian PC Magazine; while its Japanese version, Virus Buster, picked up a Best Personal Computer Software Award from Nikkei Business. InterScan(R) VirusWall(R) and eManager were 'Highly Commended' at the Secure Computing Academy Awards 2001. Trend Micro was voted "Best Vendor" by the system integrator community at VARVision(R) Spring 2001, and HouseCall finished first in a test of online virus scanners for PC World (German edition). Trend Micro also received a US patent for its active content security technology, used in AppletTrap to guard against harmful Java applets and ActiveX controls.

Notice Regarding Forward Looking Statements
These forward-looking statements include statements regarding our expectations about our earnings for the fiscal year ending December 31, 2002.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

-Customer acceptance of our new products and services

-The impact of competing products and services

-Difficulties in adapting our products and services to the Internet

-Difficulties in addressing new virus and other computer security problems

-The potential lack of attractive investment targets and difficulties unsuccessfully executing our investment strategy

-Declining prices for our products and services

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on June 29,2001.

About Trend Micro
Trend Micro Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based Corporation has its North American headquarters in Cupertino, CA, and business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit www.antivirus.com or www.trendmicro.com.

                           TREND MICRO INCORPORATED

                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                                                  (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                       FY 2001                             FY 2000               Compared
                              Period                                                                             to the
                                            (     From January 1, 2001            (   From January 1, 2000       previous
Account                                           To December 31, 2001    )           To December 31, 2000  )      year
                                      ------------------------------------------------------------------------
                                            Amount               Percentage       Amount     Percentage
----------------------------------------------------------------------------------------------------------------------------
                                                                          %                             %              %
I        Sales                                31,326,320              100.0       21,834,797        100.0          143.5

II       Cost of sales                         1,898,970                6.1        1,474,689          6.8          128.8
                                      ------------------------                --------------                   -------------
           Gross profit                       29,427,350               93.9       20,360,107         93.2          144.5

III      Selling, general and                 19,946,331               63.6       12,916,789         59.1          154.4
         administrative expenses
                                      ------------------------                --------------                   -------------

         Operating income                      9,481,018               30.3        7,443,318         34.1          127.4

IV       Non-operating income                  1,064,688                3.4          660,295          3.0          161.2

V        Non-operating expenses                  996,517                3.2          780,900          3.6          127.6
                                      ------------------------                --------------                   -------------
           Ordinary income                     9,549,189               30.5        7,322,712         33.5          130.4

VI       Unusual gains                                 -                  -        1,035,812          4.7              -

VII      Unusual losses                        5,180,970               16.6            7,805          0.0       66,372.8
                                      ------------------------                --------------                   -------------
           Income before taxes                 4,368,218               13.9        8,350,719         38.2           52.3

          Corporate, inhabitant                4,205,850               13.4        4,560,562         20.9           92.2
          and enterprise tax

         Income tax - deferred                (2,258,958)              (7.2)        (939,507)        (4.3)         240.4

         Minority interest income                      -                  -            6,845          0.0              -
                                      ------------------------                --------------                   -------------
         Net income                            2,421,326                7.7        4,722,818         21.6           51.3
-----------------------------------------------------------------------------------------------------------------------------

                            TREND MICRO INCORPORATED

                   CONDENSED CONSOLIDATED BALANCE SHEET DATA

ASSETS
------                                                                                    (Thousands of yen)
------------------------------------------------------------------------------------------------------------------
                      Period             FY 2001                             FY 2000                    Net
                                                                                                      increase/
                                (As of December 31,2001)             (As of December 31,2000)         decrease
                            --------------------------------------------------------------------------------------
  Account                        Amount           Percentage           Amount          Percentage      Amount
------------------------------------------------------------------------------------------------------------------
                                                           %                                   %
            (Assets)

I      Current assets

   1.    Cash and                   40,853,417                           24,435,471
         bank deposits

   2.    Notes and                  12,280,759                            8,780,266
         accounts
         receivable,trade

   3.    Marketable                          -                            1,872,520
         securities

   4.    Inventories                   238,881                              318,187

   5.    Deferred tax                3,209,029                            1,562,172
         assets

   6.    Other current                 786,996                              607,143
         assets

   7.    Allowance for                (206,752)                            (137,398)
         bad debt
                            ------------------                       --------------              ---------------
         Total current              57,162,330           87.5            37,438,364          85.5     19,723,966
         assets

II     Non current
         assets

   1.    Property
         and equipment

   (1)   Buildings                     703,877                              302,722

   (2)   Furniture and               1,290,269                              909,075
         fixture

   (3)   Others                         18,727                               10,849
                            ------------------                       --------------              ---------------
         Total property              2,012,873            3.1             1,222,648           2.8        790,225
         and equipment

   2.    Intangibles

   (1)   Software                      661,116                              241,385

   (2)   Software in                   400,202                              163,629
         progress

   (3)   Software                            -                                9,312
         Copyright

   (4)   Consolidation                       -                            2,253,559
         Goodwill

   (5)   Others                         49,141                               72,940
                            ------------------                    -----------------              ---------------
         Total                       1,110,461            1.7             2,740,827           6.2     (1,630,365)
         intangibles

   3.    Other assets

   (1)   Investments in              2,529,142                              600,198
         Securities

   (2)   Investments in                707,389                              928,119
         capital funds

   (3)   Deferred tax                  926,772                              301,123
         Assets

   (4)   Others                        882,995                              586,276

   (5)   Allowance for                 (14,617)                             (15,534)
         bad debt
                            ------------------                    -----------------
         Total other assets          5,031,681            7.7             2,400,183           5.5      2,631,498
                            ------------------                    -----------------
         Total non-current           8,155,017           12.5             6,363,659          14.5      1,791,358
         assets
                            ------------------                    -----------------              ---------------
         Total assets               65,317,347          100.0            43,802,023         100.0     21,515,324
                            ==================                    =================              ===============
----------------------------------------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY                                                            (Thousands of yen)
     ------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                        Period                FY 2001                     FY 2000                Net
                                                                                                              increase/
                                                   (As of December 31,2001)      (As of December 31,2000)     decrease
                                                --------------------------------------------------------------------------
Account                                           Amount         Percentage       Amount      Percentage      Amount
--------------------------------------------------------------------------------------------------------------------------
                                                                                  %                            %
             ( Liabilities )

I          Current
             liabilities

   1.      Notes and accounts payable, trade        1,381,995                         929,280

   2.      Current portion of
           Long-term Debt                           3,000,000                               -

   3       Current portion of
              long-term borrowing                           -                          57,200

   4       Accrued corporate
              tax and others                        3,006,182                       1,877,631

   5.      Deferred revenue                         9,342,597                       2,350,813

   6.      Allowance for
                     sales return                     643,622                         509,168

   7.      Others                                   4,185,534                       1,715,783
                                                -------------                    ------------               -----------

           Total current
                   liabilities                     21,559,933            33.0       7,439,877         17.0   14,120,055

II         Long-term
                  liabilities

   1.      Long-term debt                          11,500,000                       9,700,000

   2.      Long-term
                  borrowing                                 -                          99,900

   3.      Deferred revenue                           916,873                         239,439

   4.      Accrued pension
             and severance
                       costs                                -                          85,896

   5       Allowance for Retirement
                  Benefit                             313,082                               -

   6       Others                                     126,399                               -
                                                -------------                    ------------               -----------
           Total long-term
                 liabilities                       12,856,355            19.7      10,125,236         23.1    2,731,119
                                                -------------                    ------------               -----------
           Total liabilities                       34,416,288            52.7      17,565,113         40.1   16,851,174

               (Shareholders' equity)

I          Common stock                             6,833,677            10.5       6,182,838         14.1      650,839

II         Suspense receipt on capital                      -               -             427          0.0        ( 427)
                   Subscriptions


III        Additional                              11,236,702            17.2      10,842,946         24.8      393,756
             paid-in capital


IV         Consolidated                            11,978,410            18.3       9,557,084         21.8    2,421,326
             Retained earnings

V          Valuated differences on                     21,735            0.0                -           -       21,735
              other securities

VI         Cumulative translation
              adjustment                              852,595             1.3        (324,477)        (0.7)   1,177,073
                                                -------------                    ------------               -----------
                                                   30,923,122            47.3      26,258,818         60.0    4,664,303

VII        Treasury stock                            ( 22,063)           (0.0)        (21,908)        (0.1)       ( 154)
                                                -------------                    ------------               -----------
           Total
             shareholders'
                    equity                         30,901,059            47.3      26,236,910         59.9    4,664,149
                                                -------------                    ------------               -----------
           Total liabilities
             and shareholders'
                     equity                        65,317,347           100.0      43,802,023        100.0   21,515,324
                                                =============                    ============              ============

                                                                    Attachment 2

                                                                February 6, 2002

                    Digest of Consolidated Earnings Results
                  for the Fiscal Year Ended December 31, 2001

  Company:          Trend Micro Incorporated  Tokyo Stock Exchange 1/st/ section
  Code:             4704                      Location: Tokyo
  Contact person:   Position:        Director, Chief Financial Officer

                    Name:            Mahendra Negi       (Phone: 81-3-5334-3600)
  Date of the board of directors
                  meeting:                  February 6, 2002
  The company has prepared this document under Japan GAAP.

1. Financial Highlights for FY 2001 (January 1, 2001 through December 31, 2001)

(1) Consolidated Results of Operations

                                                                               (All figures are rounded down to millions of yen.)
----------------------------------------------------------------------------------------------------------------------------------
                                         (Compared to                           (Compared to                      (Compared to
                                         the previous        Operating          the previous      Ordinary        the previous
                     Sales                  year)             income               year)           income            year)
----------------------------------------------------------------------------------------------------------------------------------
                    Millions of yen                 %        Millions of yen               %   Millions of yen              %
         FY2001        31,326              (43.5)            9,481              (27.4)          9,549            (30.4)
         FY2000        21,834              (58.9)            7,443              (75.0)          7,322            (64.0)

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                    Net income        (Compared to the )   Net income   Net income      Return on       Ordinary      Ordinary
                                        previous year       per share    per share    shareholders'   income/total  income ratio
                                                              (basic)    (diluted)       equity       assets ratio
----------------------------------------------------------------------------------------------------------------------------------
                   Millions of yen                  %          Yen         Yen                  %               %           %
         FY2001         2,421            (- 48.7)            18.40       18.23           8.5             17.5        30.5
         FY2000         4,722              (91.5)            72.44       70.78          21.1             20.2        33.5
----------------------------------------------------------------------------------------------------------------------------------

(Note)  1) Loss on investment in affiliated companies:                             - 129 millions of yen  (FY 2001)
                                                                                   -  87 millions of yen  (FY2000)
        2) Number of weighted average shares outstanding:                             131,594,913 shares (FY2001)
                                                                                      65,194,481 shares  (FY2000)
        3) The company made a change in accounting principle during the period.

(2) Consolidated Financial Position
----------------------------------------------------------------------------------------------------------------------------------
                             Total assets   Shareholders' equity      Shareholders' equity ratio       Shareholders' equity
                                                                                                            per share
----------------------------------------------------------------------------------------------------------------------------------
                           Millions of yen    Millions of yen                                  %               Yen
         FY 2001               65,317             30,901                         47.3                         234.02
         FY 2000               43,802             26,236                         59.9                         400.20
----------------------------------------------------------------------------------------------------------------------------------

(Note) Number of shares issued at the end of fiscal year :     132,043,182 shares (FY 2001)
                                                                65,560,421 shares (FY 2000)

(3) Consolidated Cash Flow
----------------------------------------------------------------------------------------------------------------------------------
                             Cash flows from         Cash flows from          Cash flows from      Ending balance of cash and
                          operating activities    investing activities     financing activities          cash equivalent
----------------------------------------------------------------------------------------------------------------------------------
                             Millions of yen         Millions of yen          Millions of yen            Millions of yen
         FY 2001                 12,563                   -2,918                   5,460                     40,782
         FY 2000                  7,776                   -4,141                   4,804                     24,435
----------------------------------------------------------------------------------------------------------------------------------

(4)  Basis of consolidation and investments in affiliated companies:
     The number of consolidated subsidiaries ........................................................................  18
     The number of unconsolidated subsidiaries accounted by the equity method........................................   0
     The number of affiliated companies accounted by the equity method ..............................................   4

(5)  Change in reporting entities:
      Changes in the subsidiaries and affiliates
        (Subsidiaries) Two subsidiaries were newly consolidated and none was excluded from consolidation.

          (Affiliates) Equity method of accounting was newly applied to one affiliated company.

2. Projected consolidated earnings
   (1)  Projected earnings for the next fiscal year (January 1, 2002 through December 31, 2002)
----------------------------------------------------------------------------------------------------------------------------------
                                       Sales                        Ordinary income                      Net income
----------------------------------------------------------------------------------------------------------------------------------
                                   Millions of yen                   Millions of yen                   Millions of yen
         FY 2002                            40,000                              13,000                           7,300
----------------------------------------------------------------------------------------------------------------------------------
   Projected consolidated net income per share for the next fiscal year :        55.28 Yen

   (2)   Projected earnings for the next quarter (January 1, 2002 through March 31, 2002)
----------------------------------------------------------------------------------------------------------------------------------
                                       Sales                        Ordinary income                      Net income
----------------------------------------------------------------------------------------------------------------------------------
                                   Millions of yen                   Millions of yen                   Millions of yen
       1/st/ Qtr                    8,500 to 9,100                    2,300 to 2,700                    1,300 to 1,500
----------------------------------------------------------------------------------------------------------------------------------

(Note) Surrounding environment of Trend Micro Group may change significantly in very short period of time. Therefore, the Company has decided to disclose projected earnings range in a quarterly basis, but the actual earnings may deviate from the projection.

[Supplementary information on the results (January 1, 2001 through December 31,
2001)]

Sales revenues Trend Micro Group are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until December 31, 2000, the Company and Trend Micro Incorporated (Taiwan) had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective January 1, 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred and recorded as Deferred Revenue under current or non-current liabilities over the relevant support period.

   For convenience of comparison, actual current fiscal year result, assumed result based on the old accounting policies and their differentials are stated in the below.

       --------------------------------------------------------------------------------------------------------
                                     Result of FY2001           Result of FY 2001
                                                              (based on Accounting
                                                              policies applied until     Increace/Decrease
                                                               previous fiscal year)

       --------------------------------------------------------------------------------------------------------
                                    (millions of Yen)           (millions of Yen)           (millions of Yen)
       Sales                             31,326                      33,652                     (2,326)

       Ordinary income                    9,549                      11,875                     (2,326)

       Net income (loss)                  2,421                       5,555                     (3,134)

       --------------------------------------------------------------------------------------------------------
                                          (Yen)                       (Yen)                       (Yen)
       Net income (loss)
           per share                      18.40                       42.22                     (23.82)

       --------------------------------------------------------------------------------------------------------

[Information on net income per share and shareholders' equity per share]

   For periodic comparison of restated net income per share and shareholders' equity per share reflecting the effect of stock split on March 31, 2001 is as follows:

       --------------------------------------------------------------------------------------------------------
                                                      Net income (loss)                   Shareholders' equity

                                                       per share (Yen)                       per share (Yen)
       --------------------------------------------------------------------------------------------------------
                     FY2001                                 18.40                                234.02


                     FY2000                                 36.22                                200.10
       --------------------------------------------------------------------------------------------------------

             FY2001 (as of December 2001) Attachment to the Report


1.   Condition of corporate group
     ----------------------------

Overview of corporate group
---------------------------

     Trend Micro Group consists of Trend Micro Inc., and its 18 subsidiaries which develop and sell anti-virus products and offer other related services and Four affiliated companies are: NTT Data Security Corporation which offers total network securities, Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures, Japan JCN Co., Ltd which develops and offers the security system against unlawful access and NetSTAR Inc. which develops and offers the products of URL filtering.

     The business related to anti-virus are described below:

The products related to anti-virus:

     PC client products             Trend Micro Inc develops and sells the
     LAN server products            products. Some parts of the research and
     Internet server products       development activities are entrusted to
     Other products                 Trend Micro Incorporated (Taiwan), Trend
                                    Micro Inc.(U.S.A.), Trend Micro Deutschland
                                    GmbH (Germany), Trend Micro (UK) Limited, and Trend Micro (Shanghai) Inc. (China).
                                    Trend Micro Incorporated (Taiwan) also
                                    operates manufacturing and sales of the
                                    products, part of which are purchased by Trend Micro Inc (Japan), Trend Micro
                                    Inc.(U.S.A.), Trend Korea Inc., Trend Micro
                                    Deutschland GmbH(Germany), Trend Micro Italy
                                    S.r.l., Trend Micro Australia Pty.
                                    Ltd.(Australia), Trend Micro do Brasil
                                    Ltda.(Brazil), Trend Micro France, Trend
                                    Micro Hong Kong Limited, Trend
                                    Micro(UK)Limited, Trend Micro Latinoamerica
                                    S.A.de C.V (Mexico), Trend Micro (Shanghai)
                                    Inc. (China). In addition, Trend Micro Inc
                                    (Japan) owns software copyrights and
                                    receives from its overseas subsidiaries
                                    royalties based on the respective sales of products to such subsidiaries.

                             [GRAPH APPEARS HERE]

(Note) All subsidiaries are consolidated.

2.   Management policies and results of operations
     ---------------------------------------------

Trend Micro Group's Basic Management Policy
Since its founding, Trend Micro has provided "peace of mind" to all users of computer networks and the Internet by offering anti-virus and Internet content security solutions. We currently have the strong impression that needs of the market to be met by Trend Micro has been changing into larger one in accordance with development of the Internet followed by rapid growth of the market scale of business. Such dramatic change tells us that we have to change our current corporate scheme to sell products through a single sales organization to new global corporate scheme to provide value-added services through the Internet and in addition, that even among the corporations to provide value-added services through the Internet while competing to a greater extent in the market, we should aim at provision of high value-added products and services which show high difficulty level for competitors to develop them to enter the market. Upholding the slogan "your Internet VirusWall," we have become a reliable partner to both corporate users and individual customers, working to block computer viruses, SPAM (unwanted e-mail) and Malicious Code (harmful programs created in such programs as JAVA and Active X), as well as to protect users from offensive URLs. We continue to contribute to the development of the networked society in Japan and globally by offering network security solutions and devices. We believe that our ongoing efforts to protect users' computer systems and expand our global client base will lead to an increase in shareholders' value.

Basic Policy on the Distribution of Profits
Although Trend Micro has steadily increased its profits in the past few years, we believe that the Internet security market has only begun its full-fledged expansion and that our market share has not stabilized in relation to our U.S. competitors. Our larger rivals may well concentrate their management resources to further enlarge their market share. Since our business areas are more concentrated on anti-virus solutions and Internet content security related solutions than other competitors with diversified Internet security solutions, we also face the possibility of larger profit fluctuations in the short term. In this business environment the most critical management challenges are to strengthen our financial structure and management foundation and aggressively develop new business operations in order to maintain our competitiveness in the market. Our priority, therefore, is to accumulate reserves, which means withholding dividends for the time being. Regarding our accumulated reserves, we would like to ask all shareholders to accept our decision to appropriate them for investment in research and development division to be further strengthened in the future by Trend Micro and for activities to improve brand awareness and corporate image.

Medium and Long-Term Management Strategy
Corporate IT investment has plateaued with the slowdown in North American and
                                                           --------------
European economies. Chilled by this decrease in IT investment, the business climate surrounding Trend Micro is not bright. However, we expect network security solutions, including anti-virus measures, to continue gaining in importance, as more and more corporate users become dependent on using networks, and their systems' problems consequently subject them to huge losses, both in financial terms and opportunity costs. Thus the network security market is expected to grow steadily in the medium-to-long term. To take advantage of this opportunity, we are focusing on maintaining our competitive edge against major U.S. rival companies and expanding our global market share. Utilizing our global resources and networks spanning the United States, Europe and Taiwan, we will continue to strengthen our sales channels, improve brand awareness and corporate image and accelerate the development of products that meet customer needs.
The IT industry is evolving rapidly in conjunction with its constantly changing technology. The next generation of Internet-related technologies, including broadband, mobile communications and open platforms such as Linux, will likely bring about dramatic changes in the network environment. We must seize the opportunities afforded by this high-paced technological evolution, in advance of our major U.S. competitors, while strengthening our management structure and further increasing our operational efficiency.

Summary of Consolidated Financial Results for the fiscal year 2001
The fiscal year under review saw a slowdown in demand within the IT industry, primarily the result of declining corporate IT spending in Japan, Europe and the United States. The corporate spending cuts also put the damper on demand for network security solutions, which have been positioned as a high priority in IT investment. According to the survey conducted by U.S. Information Security in October 2001, it reports that due to the decline in economic environment, about one-third of companies to be surveyed freeze investment in network security related products and degree of freeze on the investment is more distinguished in North America.
Although the business environment has been harsh and we expect some ups and downs in the short term, we believe the network security market will enjoy steady growth over the medium and long term, as corporations continue to increase IT investment in advanced networks and the renewal of core business systems. In addition, malicious viruses as a new type of virus expanding serious damages over networks these days and typified by "Code Red" programmed to attack the White House computer systems and "Nimda" including a lot of attack tools have increased their number incurring serious damages to users by automatically attacking users'computer systems after detection of inherent vulnerability included therein on the Internet and further, have much more infectious capacity compared with conventional viruses. To vendors who provide network security related products has been directed further increased demand for more effective products and services than ever before. According to the report by Information-technology Promotion Agency (IPA), also in Japan, the frequency with which viruses appear reported in 2001 resulted in the worst figure, i.e., over two times that of last year, indicating the degree of virus-induced damages growing more seriously, and therefore, the recognition of importance in network security has been enhanced to a large extent in the face of dramatic increase in the number of subscribers to communicate through broadband transmission.

During the fiscal FY2001, Trend Micro domestic operations significantly increased contracts for its Virus Buster Corporate Edition (OfficeScan) and "ServerProtect," winning not only large companies but also medium and small companies. Sales of InterScan, our anti-virus software for Internet servers, rose steadily, in response to the more frequent virus infections spread via e-mail. In addition, by releasing a new product "Virus Buster 2002" timely at the time when malicious viruses continuously infected many systems in the second half of the FY2001, we have succeeded in selling package types of products in the retail market achieving substantial increase in sales amount over the figure planned by Trend Micro. Furthermore, for the same reason, also as for our VirusWall E-Mail Service (Internet Outsourcing Service) operations, through which we offer anti-virus solutions as a service, by forming a partnership with ISP (Internet Service Provider) we succeeded in establishing the way to offer such services via major ISPs, such as @Nifty and OCN, and thus we continue to rapidly increase the number of our contracted customers.
In the phase of deployment of our business operations in North America and Europe, anti-virus products, such as "InterScan" series and "ScanMail" series, used in higher layers of hierarchy of the network mainly contributed to the steady growth in sales of the products for relatively large-sized corporate users. As a highly specialized anti-virus solutions provider, we have pioneered post-contract support services, called "Premium Support," introducing them before our major competitors in the industry. This service is in response to the trend among large corporate users to select a vendor based not only on the performance of its anti-virus software but also on the quality of support the vendor offers during the license period to swiftly alert customers to new viruses. In addition, in response to the growing needs for anti-virus measures against attack to storage systems in the network, two products, "ServerProtect for EMC Celerra" and "ServerProtect for Network Appliance," have joined our product lineup as a new product of "ServerProtect" series.

Security appliance server business for medium and small companies, which had been handled by our subsidiary ipTrend Incorporated, did not bring about the result to be achieved in building a solid client base of medium and small companies because of the harsh economic environment surrounding medium and small companies of Japan. IpTrend's Linux and Unix hardware-related technology has played an important role in the development of our next-generation anti-virus product for consumers, GateLock, and continues to be a crucial part of our group. However, the company's ipStax security appliance server business for small- and medium-sized companies urgently needed a restructuring review. We decided to dissolve ipTrend and integrate its operations into Trend Micro, while strategically reorganizing its operations and utilizing its technology in our anti-virus products. This integration and reorganization resulted in our writing off the entire goodwill of 2,000 million yen as a one-time amortization charge during the first half of FY2001. This goodwill had been recognized as a portion of the purchase price when we acquired ipTrend (formerly Nippon Unisoft).

Starting with the first quarter of FY2001, Trend Micro (Japan) and Trend Micro Incorporated (Taiwan) changed their accounting method for revenues from post-contract support services. Sales revenues for these services had been booked at the beginning of the support period; the new method defers the recognition of sales revenues from support services and recognizes as revenue over the support period. This new accounting treatment will reflect these transactions more accurately, and has been applied to all our financial filings with the Securities and Exchange Commission (SEC), including our Form 20-F filing, which was submitted on June 29, 2001. The conversion to deferred revenue recognition resulted in an extraordinary loss of 3,009 million yen for our half-year results.

During the fiscal year 2001, Trend Micro posted consolidated sales of 31,326 million yen, an increase of 43.5 percent over the last year. Consolidated ordinary income increased 30.4 percent to 9,549 million yen, while net income decreased 48.7 percent to 2,421 million yen.
(Sales in all geographical areas grew steadily during the first half of FY2001.) Sales in Japan posted an increase of 81.6 percent to 19,029 million yen, while operating income from these sales rose to 13,299 million yen, up 112.1 percent from the comparable period in FY2000. U.S. sales increased 41.3 percent to 11,107 million yen, with operating income totaling 1,070 million yen, a 58.8 percent decrease. In Europe, sales increased 61.5 percent to 6,881 million yen, and operating income decreased 65 percent to 532 million yen. Taiwan sales increased 48.1 percent to 4,184 million yen, and operating loss resulted 143 million yen from the previous period. Other areas posted combined sales of 1,979 million yen, a 54.8 percent increase, and operating income of 171 million yen, down 53.1 percent.

Prospects for next period
-------------------------

We expect the economies of Japan, Europe and the United States to continue their sluggish performance in 2002, further restraining corporate spending on IT. Our industry seriously suffered from expanded damages incurred by new type of viruses such as "Code Red" and "Nimda" last year, and even the company, which already had introduced and was running the network security related products, reported receiving frequent damages incurred by sophisticated polymorphic attacks by those new viruses having strong infecting power. Therefore, when selecting a network security product vendor, in addition to a quality of products, corporate users now are directing their eyes to an ability to show competitive edge against rival vendors in offering a total solution, which includes such critical elements as a quick and effective support and an effective system integration of the vendor's products and other network security products such as a firewall or an IDS (Intrusion Detection System: anti-unauthorized access system). Naturally, our competitors will likely well concentrate their management resources to provide new products and services to obtain such competitive edge. In consideration of those circumstances surrounding our company, we have decided to continuously expand and strengthen our operational resources in developing products and supporting users to meet customer needs in advance of competitors, powered by our competitive edge as a highly specialized provider to offer anti-virus content security solutions and strong partnerships with main vendors who provide network security products for other fields, such as firewall and IDS. Furthermore, we have determination to concentrate our management resources to further enlarge our share in each market by making effort to provide our products and services broader than ever before in the market for medium and small companies and the retail market, and offering more sophisticated solutions in the market for large-sized companies. As for our business development in the North American market, we have decided to newly enter the retail market and at the same time strengthen marketing activities to improve brand awareness and corporate image followed by expansion of customer base from leading medium-sized companies to small- and medium-sized companies. With respect to our business strategy for the European market, we will also strengthen marketing activities, as will be done in the North American market, to improve brand awareness and corporate image to increase our share mainly in the market for leading companies. Furthermore, we will accelerate operational efficiency and integration throughout our European business sites while strengthening our sales channels to maintain and further increase corporate growth rate.
The above-stated commitments make us forecast the following consolidated operating results for FY2002:

Projections for FY 2002(January 1, 2002 through December 31, 2002)
------------------------------------------------------------------
Consolidated sales: 40,000 million yen (+ 27.7 %)
Consolidated ordinary income: 13,000 million yen (+ 36.1 %)
Consolidated net income: 7,300 million yen (+ 201.5 %)

Projections for the first quarter of FY2002 (January 1, 2002 through March 31,
------------------------------------------------------------------------------
2002)
-----
Consolidated sales: 8,500 million yen to 9,100 million yen
Consolidated ordinary income: 2,300 million yen to 2,700 million yen Consolidated net income: 1,300 million yen to 1,500 million yen

Earnings projections are calculated based on estimated major currency exchange rates of $1 = 130 yen and 1 EUR = 110 yen.

We would be very grateful if all shareholders could accept our decision to defer distribution of profits of FY2002 following the previous fiscal year and appropriate our accumulated reserves for research/development division and marketing activities to improve brand awareness and corporate image in the North American market, and for promotion of activities to sell new product "GateLock" in Japan and North America, in order to maintain and strengthen our competitiveness against U.S. rival companies in the market.

3. Condensed Consolidated Financial Statements
   -------------------------------------------
(1) Condensed consolidated balance sheets

                                                                                                             (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                      Period                       FY 2001                             FY 2000                 Net
                                                                                                            increase/
                                          (As of December 31, 2001)           (As of December 31, 2000)      Decrease
   Account                             ----------------------------------   -------------------------------------------
                                         Amount          Percentage           Amount          Percentage      Amount
-----------------------------------------------------------------------------------------------------------------------
                                                              %                                        %
           (Assets)
I         Current assets

  1.     Cash and
         bank deposits                     40,853,417                            24,435,471

  2.     Notes and accounts
         receivable,trade                  12,280,759                             8,780,266

  3.     Marketable securities                      -                             1,872,520

  4.     Inventories                          238,881                               318,187

  5.     Deferred tax assets                3,209,029                             1,562,172

  6.     Others current assets                786,996                               607,143

  7.     Allowance for bad debt              (206,752)                             (137,398)
                                       --------------                       ---------------                ------------
         Total current assets              57,162,330           87.5             37,438,364         85.5     19,723,966

II       Non current  assets

  1.     Property and equipment   *1

  (1)    Buildings                *3          703,877                               302,722

  (2)    Furniture and fixture              1,290,269                               909,075

  (3)    Others                                18,727                                10,849
                                       --------------                       ---------------                ------------
         Total property and equipment       2,012,873            3.1              1,222,648          2.8        790,225


  2.     Intangibles

  (1)    Software                 *3          661,116                               241,385

  (2)    Software in progress                 400,202                               163,629

  (3)    Software Copyright                         -                                 9,312

  (4)    Consolidation Goodwill                     -                             2,253,559

  (5)    Others                                49,141                                72,940
                                       --------------                       ---------------                ------------
         Total intangibles                  1,110,461            1.7              2,740,827          6.2     (1,630,365)

  3.     Other assets

  (1)    Investments in
             Securities           *2,4      2,529,142                               600,198

  (2)    Investments in
          capital funds                       707,389                               928,119

  (3)    Deferred tax Assets                  926,772                               301,123

  (4)    Others                               882,995                               586,276

  (5)    Allowance for bad debt               (14,617)                              (15,534)
                                       --------------                       ---------------                ------------
         Total other assets                 5,031,681            7.7              2,400,183          5.5      2,631,498
                                       --------------                       ---------------                ------------
         Total non-current assets           8,155,017           12.5              6,363,659         14.5      1,791,358
                                       --------------                       ---------------                ------------
          Total assets                     65,317,347          100.0             43,802,023        100.0     21,515,324
                                       ==============                       ===============                ============
-----------------------------------------------------------------------------------------------------------------------

                                                                                                                 (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------------
                      Period                               FY 2001                             FY 2000                 Net
                                                                                                                    increase/
                                                  (As of December 31, 2001)           (As of December 31, 2000)      Decrease
   Account                                     ----------------------------------   -------------------------------------------
                                                 Amount          Percentage           Amount          Percentage      Amount
-------------------------------------------------------------------------------------------------------------------------------
                                                                          %                                    %
                 (Liabilities)

I      Current liabilities

   1.  Notes and accounts payable, trade          1,381,995                               929,280

   2.  Current portion of Long-term Debt  *4      3,000,000                                     -

   3   Current portion of long-term
        borrowing                         *3              -                                57,200

   4   Accrued corporate tax and others           3,006,182                             1,877,631

   5   Deferred revenue                           9,342,597                             2,350,813

   6.  Allowance for sales return                   643,622                               509,168

   7.  Others                                     4,185,534                             1,715,783
                                               ------------                         -------------                  ------------
       Total current liabilities                 21,559,933            33.0             7,439,877           17.0     14,120,055

II     Long-term liabilities

   1.  Long-term debt                     *4     11,500,000                             9,700,000

   2.  Long-term borrowing                *3              -                                99,900

   3.  Deferred revenue                             916,873                               239,439

   4.  Accrued pension and severance
        costs                                             -                                85,896

   5   Allowance for Retirement Benefit             313,082                                     -

   6   Others                                       126,399                                     -
                                               ------------                         -------------                  ------------
       Total long-term liabilities               12,856,355            19.7            10,125,236           23.1      2,731,119
                                               ------------                         -------------                  ------------
       Total liabilities                         34,416,288            52.7            17,565,113           40.1     16,851,174

           (Shareholders' equity)

I      Common stock                               6,833,677            10.5             6,182,838           14.1        650,839
II     Suspense receipt on capital
           Subscriptions                                  -               -                   427            0.0           (427)

III    Additional paid-in capital                11,236,702            17.2            10,842,946           24.8        393,756

IV     Consolidated Retained earnings            11,978,410            18.3             9,557,084           21.8      2,421,326

V      Valuated differences on
              other securities                       21,735             0.0                     -              -         21,735

VI     Cumulative translation
                      adjustment                    852,595             1.3              (324,477)          (0.7)     1,177,073
                                               ------------                         -------------                  ------------
                                                 30,923,122            47.3            26,258,818           60.0      4,664,303

VII    Treasury stock                               (22,063)           (0.0)              (21,908)          (0.1)          (154)
                                               ------------                         -------------                  ------------
       Total shareholders' equity                30,901,059            47.3            26,236,910           59.9      4,664,149
                                               ------------                         -------------                  ------------
       Total liabilities
             and shareholders' equity            65,317,347           100.0            43,802,023          100.0     21,515,324
                                               ============                         =============                  ============
-------------------------------------------------------------------------------------------------------------------------------


(2) Condensed consolidated income statements

                                                                                                                 (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------------
                      Period                               FY 2001                             FY 2000                Compared
                                                  (From January 1, 2001               (From January 1, 2000           to the
                                                   To December 31, 2001)               To December 31, 2000)       previous year
Account                                      -------------------------------------------------------------------  -------------
                                                 Amount          Percentage           Amount          Percentage
-------------------------------------------------------------------------------------------------------------------------------
                                                                           %                                   %            %

I        Sales                                 31,326,320              100.0           21,834,797          100.0         143.5

II       Cost of sales                          1,898,970                6.1            1,474,689            6.8         128.8
                                             ------------                          --------------                 ------------
         Gross profit                          29,427,350               93.9           20,360,107           93.2         144.5

III      Selling, general and
         administrative expenses      *1       19,946,331               63.6           12,916,789           59.1         154.4
                                             ------------                          --------------                 ------------
         Operating income                       9,481,018               30.3            7,443,318           34.1         127.4

IV       Non-operating income         *2        1,064,688                3.4              660,295            3.0         161.2

V        Non-operating expenses       *3          996,517                3.2              780,900            3.6         127.6
                                             ------------                          --------------                 ------------
         Ordinary income                        9,549,189               30.5            7,322,712           33.5         130.4

VI       Unusual gains                *4                -                  -            1,035,812            4.7             -

VII      Unusual losses               *5        5,180,970               16.6                7,805            0.0      66,372.8
                                             ------------                          --------------                 ------------
         Income before taxes                    4,368,218               13.9            8,350,719           38.2          52.3

         Corporate, inhabitant and
         enterprise tax                         4,205,850               13.4            4,560,562           20.9          92.2

         Income tax - deferred                 (2,258,958)              (7.2)            (939,507)          (4.3)        240.4

         Minority  interest  income                     -                  -                6,845            0.0             -
                                             ------------                          --------------                 ------------
         Net income                             2,421,326                7.7            4,722,818           21.6          51.3
                                             ============                          ==============                 ============


(3) Consolidated statement of retained earnings

                                                                                                 (Thousands of yen)
----------------------------------------------------------------------------------------------------------------
                      Period                               FY 2001                             FY 2000
                                                  (From January 1, 2001               (From January 1, 2000
                                                   To December 31, 2001)               To December 31, 2000)
Account                                      -------------------------------------------------------------------
                                                          Amount                              Amount
----------------------------------------------------------------------------------------------------------------
I         Beginning balance
           of consolidated
            retained earnings                                       9,557,084                         4,834,265

II        Net income                                                2,421,326                         4,722,818
                                             -------------------------------------------------------------------
III       Ending balance of
           consolidated
           retained earnings                                       11,978,410                         9,557,084
                                              ===================================================================

(4) Condensed Consolidated Cash Flow Statement

                                                                                               (Thousands of yen)

                  Period                                                       ( From January 1, 2001      ( From January 1, 2000
Account                                                                          To December 31, 2001 )      To December 31, 2000 )
 I    Cash flows from operating activities
  1.  Income before taxes                                                                  4,368,218                 8,350,719
  2.  Depreciation                                                                         1,350,782                   737,996
  3.  Amortization for Consolidation goodwill                                              2,253,559                   276,285
  4.  Investment loss due to equity method accounting                                        129,543                    87,671
  5.  Increase (Decrease) in allowance for bad debt                                           62,591                   (90,173)
  6.  Decrease in accrued pension and severance costs                                        (85,896)                        -
  7.  Increase in allowance for retirement benefits                                          307,414                         -
  8.  (Decrease) Increase in allowance for sales returns                                     134,454                   355,870
  9.  Interest Income and Dividends earned                                                  (393,254)                 (241,132)
 10.  Interest Cost                                                                          296,625                   214,209
 11.  Bond-issuing expense                                                                   108,438                         -
 12.  Gain on sales of marketable securities                                                       -                  (119,649)
 13.  Evaluation loss on marketable securities                                                     -                   245,124
 14.  Loss on evaluation of investment in capital funds                                      220,730                         -
 15.  Loss on disposal inventories                                                           150,041                         -
 16.  Loss on repurchased treasury stock                                                      12,000                         -
 17.  Unusual gain from settlement of lawsuit                                                      -                (1,019,734)
 18.  Decrease (Increase) in accounts receivables                                         (2,857,080)               (2,115,338)
 19.  Decrease (Increase) in inventories                                                     (62,751)                 (234,841)
 20.  Increase in account payables                                                           360,097                    51,234
 21.  Increase in deferred revenue                                                         7,168,909                 1,205,982
 22.  (Increase) Decrease in others current assets                                           (41,612)                  451,305
 23.  Increase in other current liabilities                                                2,203,488                         -
 24.  Others                                                                                (423,541)                  444,431
                                                                                       -------------               -----------
                                   Sub-Total                                              15,262,757                 8,599,961
 25.  Receipts of interest                                                                   403,050                   202,547
 26.  Payments for interest                                                                 (284,432)                 (217,921)
 27.  Receipts of lawsuit settlement                                                               -                 1,019,734
 28.  Payments for corporate taxes                                                        (2,817,748)               (1,827,638)
                                                                                       -------------               -----------
                    Net cash flow from operating activities                               12,563,627                 7,776,684

 II   Cash flows from investment activities
  1.  Payments for time-deposit                                                              (70,767)                        -
  2.  Proceeds from sales of marketable securities                                                 -                   239,486
  3.  Proceeds from matured bond                                                                   -                   100,000
  4.  Payments for acquired tangible and intangible fixed assets                          (2,729,595)               (1,365,540)
  5.  Payments for investment in securities                                               (2,929,926)                 (597,730)
  6.  Proceeds from sale of investment in securities                                       2,811,974                         -
  7.  Payments for investment in subsidiaries affected to consolidation                            -                (1,308,248)
  8.  Payments for additional acquisition of consolidated subsidiary's Stock                       -                (1,200,000)
  9.  Others                                                                                       -                    (9,034)
                                                                                       -------------               -----------
                         Net cash flow from *used( by investing activities                (2,918,314)               (4,141,067)

III   Cash flows from financing activities
  1.  Payments for short-term borrowings                                                           -                  (226,000)
  2.  Payments for long-term borrowings                                                     (157,100)                 (127,685)
  3.  Proceeds from bond with detachable warrants                                         12,500,000                 5,000,000
  4.  Payments for bond-issuing expense                                                     (108,438)                        -
  5.  Payments for bonds maturing                                                           (900,000)               (1,300,000)
  6.  Payments for repurchasing treasury stock                                            (6,812,000)                        -
  7.  Proceeds from marketable securities issuing                                            958,567                 1,536,784
  8.  Proceeds (Payments) for treasury stocks, net                                           (13,556)                  (78,618)
  9.  Others                                                                                  (7,068)                        -
                                                                                       -------------               -----------
               Net cash flow provided *used( by financing activities                       5,460,404                 4,804,481

IV    Translation difference with Cash and Cash Equivalents                                1,241,430                   346,523
                                                                                       -------------               -----------
V     Increase (Decrease) in Cash and Cash Equivalents                                    16,347,147                 8,786,621
VI    Beginning balance of Cash and Cash Equivalents                                      24,435,502                15,648,880
                                                                                       -------------               -----------
VII   Ending balance of Cash and Cash Equivalents                                         40,782,649                24,435,502
                                                                                       =============               ===========

Significant accounting policies and practices for preparing consolidated
------------------------------------------------------------------------
financial statements
--------------------

--------------------------------------------------------------------------------
                                                        FY 2001
                                                 (From January 1, 2001
                                                  to December 31, 2001)
--------------------------------------------------------------------------------
1. Basis of consolidation     All subsidiaries are consolidated.
                              The subsidiaries are the following 18 companies:

                              Trend Micro Incorporated (Taiwan)
                              Trend Micro Inc. (USA),
                              Trend Korea Inc.
                              Trend Micro Italy S.r.l.
                              Trend Micro Deutschland
                                        Gmbh (Germany)
                              Trend Micro
                                   Australia Pty.Ltd
                              Trend Micro do Brasil Ltda. (Brazil),
                              Trend Micro France
                              Trend Micro Hong Kong Limited
                              Trend Micro Incorporated Sdn.Bhd
                                        (Malaysia).
                              Trend Micro (UK) Limited
                              Trend Micro Latinoamerica
                                   S.A.de C.V. (Mexico)
                              Wells Antivirus Research Laboratory,
                                        Inc.(U.S.A.)
                              Trend Micro (NZ) Limited (Newzealand)
                              ip Trend Incorporated (Tokyo Shibuya-ku) ip Trend Incorporated (Tokyo Chuo-ku) ipTrend Incorporated (Taiwan)
                              Trend Micro (Shanghai) Inc. (China)

                                Trend Micro Incorporated Sdn.Bhd. (Malaysia), ipTrend Incorporated (Taiwan) are on the process of the liquidation. Additionaly, Wells Antivirus Research Laboratory, Inc. (U.S.A.) has been dissolved in June 2001, and ipTrend Incorporated (Tokyo, Shibuya-ku) and ipTrend Incorporated (Tokyo, Chuo-ku) have been dissolved in December 2001. ipTrend Incorporated (Tokyo, Chuo-ku) has been moved the office to Tokyo Shibuya-ku in August 2001.

--------------------------------------------------------------------------------
2. Basis of applying equity   Equity method is applied to investment in
   method                     affiliated companies NTT Data Security Corporation
                              (Japan)
                              Soft Trend Capital Corporation (Japan)
                              JCN Co.,Ltd (Japan)
                              Net Star Inc. (Japan)
                                   Total 4 companies
--------------------------------------------------------------------------------
3. Fiscal year of               All financial statements included in a set of
   consolidated               consolidated financial statements are prepared as
   subsidiaries               of the same date.
--------------------------------------------------------------------------------

4. Accounting policies
   and practices
                              (1)Securities
(1) Valuation of                  Other securities:
   significant assets
                              Other securities with fair market value:
                                  The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method.)

                              Other securities without a market value:
                                  The securities are stated at the weighted average cost.

                                  (Additional information)
                                  Effective January 1, 2001, the company began to apply "Accounting Standard for financial instruments" ((Argument of establishment for Accounting Standard for Financial Instruments") Business Accounting Deliberation Council, January 22, 1999)) for the financial instruments. Cumulative effect of change in this accounting principle are resulted in increase of ordinary income by 77,483 thousand yen and income before taxes by 772,483282 thousand yen. In addition, the change of classification resulted in decrease of other securities in "Investment in securities" by 25,362 thousand yen and "Deferred tax assets" of 10,664 thousand yen was recognized. As a result,-14,697 thousand yen of "Valuated difference on other securities" is recognized under Shareholders equity (The difference from 21,735 thousand yen disclosed on the consolidated balance sheet is caused by the translation of security in foreign currencies).
                                  Finally, the company evaluated Other
                                  securities owned for holding purposes at the beginning of fiscal year. The company changed classification of such securities included in Current assets to Investment in securities. This change in classification resulted in decrease of Marketable securities under Current assets and in increase of Investment in securities by 1,872,475 thousand yen.

                              (2) The transaction of derivatives

                                  The market value method

                                  (Additional information)
                                  For the financial instruments, "Accounting
                                  Standard for financial instruments" ((Argument of establishment for Accounting Standard for Financial Instruments") Business Accounting Deliberation Council, January 22, 1999)), is applied from the current consolidated fiscal year.
                                  This change has resulted in decrease of
                                  "Ordinary income" by 11,986 thousand yen and "Income before taxes".

                              (3) Inventories
                              Finished goods - Raw materials - Supplies -
                                  Finished goods, raw materials and supplies are stated at the weighted average cost.
                                  In Trend Micro Incorporated (Taiwan) and Trend Micro Inc. (U.S.A), such inventories are stated at the cost being determined by the first-in-first-out method.

                              Work in process and Expense for Finished Goods
                                  Work in process and Expense for finished goods are stated at the cost being determined by accumulated production and development cost for individual projects.

(2) Depreciation and amortization           (1) Property and equipment
                                                 Parent company and domestic consolidated subsidiaries -
                                                 Depreciation is computed by declining-balance method.


                                                Foreign consolidated subsidiaries -
                                                 Depreciation is computed by a straight-line method.

                                            (2) Intangibles

                                                Parent company and domestic consolidated subsidiaries
                                                (Software for sale)
                                                Straight-line method over the estimated useful lives. (mainly, for 12 months)

                                                (Software for internaluse)
                                                Straight-line method over the estimated useful lives (5 years).

                                                (Other intangibles)
                                                Straight-line method

                                                *Foreign consolidated subsidiaries
                                                (Software for internaluse)
                                                Straight-line method over the estimated economic useful lives.




(3) Accounting for significant deferred    Issueing costs of stocks and bonds are changed to expense when incurred.
    assets

(4)  Accounting policies for significant   (1) Allowance for doubtful accounts
     provisions


                                               As contingency against losses from default of note and account receivables, the allowance for doubtful accounts is provided. The amount is determined using a percentage based on own actual doubtful account loss against total of debts and an amount, which takes into consideration the possibility of recovering specific liabilities.

                                               (Additional information)
                                               From the current consolidated fiscal year, the company began to apply to "Accounting
                                               Standards for financial instruments" ((Argument of establishment for Accounting
                                               Standard for Financial Instruments") Business Accounting Deliberation Council,
                                               January 22, 1999)) for the accounting of Allowance for doubtful accounts. The adoption had no significant effect.


                                           (2) Allowance for sales return
                                               In order to reserve future losses from sales return subsequent to the fiscal year-
                                               end, allowance for sales return is provided based on the past experience in the sales return.


                                                                 (3)  Allowance for retirement benefits

                                                                      In order to reserve future losses from retirement of
                                                                      employees, allowance for retirement benefits are provided
                                                                      based on retirement benefit liabilities and pension assets at the end of the period under reviewing. The difference caused by change in accounting principle (119,077 thousand yen) is recognized as an expense under Unusual losses.

                                                                      (Additional Information)
                                                                      Form the current consolidated fiscal year, pursuant to
                                                                      "Accounting Standards for Retirement Benefit Obligation"
                                                                      (("Argument of establishment for Accounting Standard for
                                                                      Retirement Benefits Obligation") Business Accounting
                                                                      Deliberation Council, June 16, 1998), allowance is provided.
                                                                      The adoption resulted in increase of retirement benefits'
                                                                      expense by 168,807 thousand yen, in decrease of Ordinary
                                                                      income by 48,042 thousand yen and in decrease of income before taxes by 167,119 thousand yen. Amount of Accrued pension and severance costs, which was recognized until previous fiscal year, is included and disclosed in Accrued retirement benefit.

                                                                      The effect on segment information is described in (Segment information).

(5)  Translation  of  major foreign-currency assets        Foreign-currency  financial  receivables and liabilities are translated
     and liabilities into Yen                              into yen at the spot rate effective at the end of the period.  Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities held by overseas subsidiaries are translated into yen at the spot rate effective at the end of the period. Revenued and expenses of overseas subsidiaries are translated into yen at the average rate during the period. Exchange differential is included in "Cumulative translation adjustment" under Shareholders' equity.

                                                           (Additional information)
                                                           From the current consolidated fiscal year, the company adopted revised accounting standards for foreign currency transactions. (Views on
                                                           Revision of Accounting Standards for Foreign Currency Transactions, etc.,
                                                           issued by Business Accounting Deliberation Councile on October 22, 1999).
                                                           The adoption had no significant effects on profits and losses.


(6)  Accounting for leased assets                                     Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied to
                                                                      operating leases.

(7)  Accounting for consumption tax                        Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(8)  Accounting treatment for stock           The parent company and its subsidiaries have adopted Incentive plans pursuant to
warrants and stock option granted             which warrants to purchase directors and some employees under the Company's
to directors and some employees               incentive plan parent company shares were granted to directors and certain
under the Company's incentive plan            Employees. Under these plans, the parent company issued bonds with detachable warrants and immediately repurchased all of the warrants for distribution to grantees.
                                              In addition, our U.S. subsidiary adopted an incentive plan in which parent company shares, that were transferred to a special purpose company by certain large shareholders, and from the current fiscal year, based on the Japanese Commercial Code, the compensation plan of stock option (subscription right method) for directors and certain employees of the company and subsidiaries that is provided as specific related entrepreneur on the Industrial Revitalization Special Measures Law, were granted to certain directors and employees (these three plans are hereinafter referred to as the
                                              "stock option plan").
                                              The total compensation cost under the stock option plan is measured by differences between the quoted market price of the parent company shares at the measurement date
                                              (the first date on which both the number of shares an individual employee is entitled to receive and the exercise price are known (normally the grand date) and the exercise price and is recognized as expense over the exercisable period.
                                              The warrant portion of the bonds with detachable warrants issued under the stock option plan is recorded as "warrant account" in current liability upon issuance of the bonds and eliminated upon repurchasing the warrants.
                                              The accounting policy on compensation cost is the same as that of our U.S. subsidiary.
                                              For the purpose of unification of accounting policies to disclose financial position and results of operation as a group more accurately, financial statements before consolidation of parent company and its subsidiaries (other than the U.S. subsidiary)
                                              have been adjusted through consolidation.
                                              The adjustment of the parent company's financial statements, which was made on the process of consolidation, resulted in an increase in operating income, ordinary income and income before taxes of 293,655 thousand yen each, and an increase in net income after tax of 170,173 thousand yen.
                                              In addition, the balance of consolidated retained earnings at the end of current consolidated fiscal year is increased by 582,309 thousand yen.

(9) Change in revenue recognition             Basically, The product license agreement, which the parent company and its
method for Post Contract                      subsidiaries  contract with the end-user, states the article for PCS (customer
Customer Support Service (PCS)                support and upgrading of products and its pattern files).
                                              Until previous consolidated fiscal year, whole revenue of the parent company and Trend
                                              Micro Incorporated (Taiwan) applied to each product license agreement including a portion of PCS revenue had been recognized when the license is delivered to user.
                                              Effective current consolidated fiscal year, the revenue recognition method for portion of PCS has changed as follows. Portion of PCS revenue is recognized separately from total revenue and it is deferred as Deferred revenues under Current liabilities and
                                              Non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

                                              As per the tendency of the parent company and Trend Micro Incorporated (Taiwan) that the ratio of the consideration of Post Contract Customer Support is getting larger than as before. As the result of the above, the companies adopt new revenue recognition policy on PCS, in order to recognize proper periodic profits and losses accurately. On the other hand, there is no change for the recognition by the subsidiaries in USA and Europe, the policy has been applied in the past and carried it over for those subsidiaries.

                                                                 According to the above change, PCS revenue (3,009,009 thousand yen), which should be deferred by the parent company and Taiwan subsidiary as of the beginning of the current fiscal year applied to the prior year's revenues, is stated as Losses on prior year adjustment under Unusual losses at the current consolidated period.
                                                                 Effect of change in method resulted in decrease of Sales, Operating income, Ordinary income 2,326,535 thousand yen and income before taxes by 5,335,545 thousand yen, respectively.

                                                                 The effect on segment information is described in (Segment
                                                                 Information).
------------------------------------------------------------------------------------------------------------------------------------
5 . Valuation of assets and liabilities                Full fair value method.
  of the consolidated subsidiaries


------------------------------------------------------------------------------------------------------------------------------------
6. Amortization of consolidated goodwill               Consolidated goodwill is amortized over 5 years on a straight-line basis. Due to resolution of winding up and liquidation in the board meeting which was held in August 3, 2001, consolidated goodwill that was recognized in February
                                                       2000 as purchasing ipTrend Incorporated (ex Nihon Unisoft Corp.) was amortized unamortization balance as Unusual loss at the first-half of consolidated current fiscal period.





------------------------------------------------------------------------------------------------------------------------------------
7. Appropriation of retained earnings                  Consolidated statement of retained earnings are prepared to reflect the appropriation of retained earnings which are approved during the fiscal year.


------------------------------------------------------------------------------------------------------------------------------------
8.  Definition of cash and cash equivalent in the      Cash and cash equivalents in the consolidated statement of cash flows are
    consolidated cash flow Cash statement              composed of cash in hand, bank deposits statement able to be withdrawn on demand and short-term investments with an original maturity of three months or less which represent a minor risk of fluctuations in value.

------------------------------------------------------------------------------------------------------------------------------------

Notes
-----
(Consolidated balance sheets)                           (Thousands of yen)

------------------------------------------------------------------------------------------------------------------------------------
                            FY 2001                                                                 FY 2000
                   (As of December 31, 2001)                                               (As of December 31, 2000)
------------------------------------------------------------------------------------------------------------------------------------
*1. Accumulated depreciation of                                                          *1. Accumulated depreciation of
         property and equipment                                                               property and equipment

                                                                      1,308,385                                             756,897

------------------------------------------------------------------------------------------------------------------------------------
*2. Major assets owned toward affiliates                                                 *2. Major assets owned toward affiliates
         Investments in securities                                       84,928               Investments in securities     182,472

------------------------------------------------------------------------------------------------------------------------------------
*3. Pledged assets and liabilities applied to its assets are as                          *3. Pledged assets and liabilities applied
follows:                                                                                 to its assets are as follows:

                                                                                         [Pledged assets]


                                                                                         Software                            32,449
                                                                                         Building                            24,733
                                                                                         ---------------------        -------------
                                                                                         Total                               57,182


                                                                                         [Liability applied to the above]

                                                                                         Current portion of
                                                                                          Long-term Borrowing                57,200
                                                                                         Long-term
                                                                                           Borrowing                         99,900
                                                                                         ---------------------        -------------
                                                                                         Total                              157,100
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
*4  Treasury bonds
In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants.
Under section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

                              (Thousands of yen)


Current liability

 Non-current liability

Bonds
                                             3,800,000

     17,500,000

Treasury bonds
                                              (800,000)

     (6,000,000)


                                             3,000,000

     11,500,000

--------------------------------------------------------------------------------

(Consolidated income statements)

                                          (Thousands of yen)
------------------------------------------------------------------------------------------------------
                  FY 2001                                                  FY 2000
           (From January 1, 2001                                   (From January 1, 2000
            to December 31, 2001)                                   to December 31, 2000)
------------------------------------------------------------------------------------------------------
*1. Major components of selling, general           *1. Major components of selling, general
    and administrative expenses                        and administrative expenses
Advertising and sales                2,617,250     Advertising and sales                   2,575,951
         promotions                                         promotions
Salaries and bonuses                 5,827,285     Salaries and bonuses                    3,748,978
Service charge                       1,643,626     Service charge                            910,394
Depreciation expense                   462,450     Depreciation expense                      343,992
Research and                         1,901,434     Research and                              974,689
   development costs                                  development costs
Amortizaion of consolidated            252,763     Amortizaion of consolidated               276,285
         goodwill                                           goodwill
Software maintenance fee               853,766     Software maintenace fee                   966,591
------------------------------------------------------------------------------------------------------
*2. Major component of                             *2. Major components of
         non-operating  income                              non-operating income
Interest income                        393,254     Interest income                           241,132

Foreign exchange gain                  567,551     Foreign exchange gain                     277,983
                                                   Gain on sales of
                                                       marketable securities                 119,649
------------------------------------------------------------------------------------------------------
*3. Major components of                               *3. Major components of
        non-operating expense                                 non-operating expense
Interest expense                       296,625        Interest expense                       214,209
Equity in loss of affiliated                          Equity in loss of affiliated
        companies                      129,543                companies                       87,671
Bonds issued cost                      108,438        Loss on evaluation of
Loss on disposal inventories           150,041            marketable securities              245,124
Loss on eveluation of
  Investments in capital fund          220,730
------------------------------------------------------------------------------------------------------
*4. Major components of unusual gains                 *4. Major components of unusual gains
                                                          Gain from
                                                              lawsuit settlement           1,019,734
------------------------------------------------------------------------------------------------------
*5. Major components of unusual losses                * 5. Major components of unusual losses
Loss on disposal of fixed assets                           Loss on disposal of
         fixed assets                   30,307                     fixed assets                5,571
Amortization of
   Consolidated Goodwill
  (the component of Unusual
            Losses)                  2,000,795
Loss on prior year Adjustment
  (due to change in revenue
       Recognition)                  3,009,009
Retirement benefit expense             119,077
Loss on repurchased
         treasury stock                 12,000
------------------------------------------------------------------------------------------------------

     (Consolidated cash flow statement)
                                                                                              (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------

               For the current fiscal year                                For the previous fiscal year
--------------------------------------------------------------------------------------------------------------------
                 (From January 1, 2001                                       (From January 1, 2000
                  To December 31, 2001)                                       To December 31, 2000)
--------------------------------------------------------------------------------------------------------------------
  1. The ending balance of cash and cash equivalents          1. The ending balance of cash and cash equivalents
     and accounts in the consolidated balance sheet              and accounts in the consolidated balance sheet

Cash and deposits                     40,853,417            Cash and deposits                     24,435,471

Time deposit matured                                        Marketable securities                         31
Over 3 months (excluded
from Cash and deposit)                   (70,767)
                                  --------------                                              --------------
Cash and cash equivalents             40,782,649            Cash and cash equivalents             24,435,502
                                  ==============                                              ==============

                                                              2. The breakdown of assets and liabilities of the
                                                                 consolidated subsidiaries which Trend acquired
                                                                 newly. Through acquisition of its stocks the
                                                                 breakdown of assets and liabilities at the date of
                                                                 the acquisition, acquisition cost and some other
                                                                 expenses incurred through acquisition process are
                                                                  as follows.
                                                              Nihon Unisoft Incorporated (Tokyo Chuo-ku)
                                                                            (As of Feb. 29, 2000) (*)

                                                             Current Assets                     812,085
                                                             Non-current assets                 101,532
                                                             Consolidated Goodwill            1,422,899
                                                             Current liabilities               (362,294)
                                                             Non-current liabilities           (285,805)
                                                             Minority interest                  (88,417)
                                                             Acquisition cost for Nihon
                                                             Unisoft Incorporated              1,600,000
                                                             Cash and cash equivalent of
                                                             Nihon Unisoft Incorporated          291,751
                                                             Net: Actual payment for
                                                                  Acquisition                  1,308,248
                                                             (*) Present corporate name is ipTrend Incorporated

                                                                                (Tokyo Chuo-ku)
------------------------------------------------------------------------------------------------------------------------------------
3.  Major non-cash transaction                                 3.  3 Major non-cash transaction
    Tax benefit of JPY 1,474,901 thousand due from             Trend Micro Inc. (U.S.A.) got tax benefit of
    exercise of stock options that Trend Micro Inc.            JPY 1,474,901 thousand in this current fiscal
    (U.S.A.) got in previous fiscal year was                       year due from exercise of stock options.
    canceled in this current fiscal year.                          It resulted to increase of Additional
    It resulted to decrease of Additional                          Paid-in-Capital.
    Paid-in-Capital by 263,978 thousand yen.
------------------------------------------------------------------------------------------------------------------------------------

(Segment Information)
---------------------

  (1)  Industry segment information

       The company and its subsidiaries operate principally in two industry segments: "security software business" and "Internet-related products/service business". However, industry segment information is not currently disclosed Segment Information based on the ratio of software business related Security since more than 90% of sales, operating income and assets in all segments are from the "security software business". ipTrend Incorporated (Tokyo Shibuya-ku) and ipTrend Incorporated (Tokyo Chuo-ku) which operate "Internet-related products/service business" is liquidated in the current fiscal year. Also, ipTrend Incorporated (Taiwan) has been processed to liquidate.

  (2)  Geographic segment information

                                                                                                               (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                          FY 2001                          (From January 1, 2001
                                                                            to December 31, 2001)
                          ----------------------------------------------------------------------------------------------------------
                                Japan      North       Taiwan      Europe         Others      Total    Eliminations      Consoli-
                                          America                                                      or Corporate       dated
------------------------------------------------------------------------------------------------------------------------------------
I Sales and operating
           income/loss
           Sales
  (1)   Sales to third
           parties          12,114,971    8,577,200    1,896,325   6,860,192     1,877,630   31,326,320              -   31,326,320
  (2)   Intersegment         6,914,741    2,530,239    2,288,584      21,285       101,687   11,856,537    (11,856,537)           -
           sales
------------------------------------------------------------------------------------------------------------------------------------
           Total            19,029,713   11,107,439    4,184,909   6,881,478     1,979,317   43,182,858   ( 11,856,537)  31,326,320
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses         5,730,025   10,037,183    4,328,060   6,349,022     1,807,521   28,251,812     (6,406,510)  21,845,302
------------------------------------------------------------------------------------------------------------------------------------
  Operating                 13,299,688    1,070,256    (143,150)     532,455       171,795   14,931,045     (5,450,026)   9,481,018
       income(loss)
------------------------------------------------------------------------------------------------------------------------------------
II Assets                   32,942,562   13,426,526   3,296,190    7,499,876     2,116,496   59,281,651      6,035,695   65,317,347
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                           (From January 1, 2001
                                          FY 2001                           to December 31, 2001)
                          ----------------------------------------------------------------------------------------------------------
                                Japan      North       Taiwan      Europe         Others      Total    Eliminations      Consoli-
                                          America                                                      or Corporate       dated
------------------------------------------------------------------------------------------------------------------------------------
I Sales and operating
           income/loss
           Sales
  (1)   Sales to              8,447,154    6,258,300   1,869,024  4,126,420     1,133,898  21,834,797               -    21,834,797
           third parties
  (2)   Intersegment          2,031,350    1,602,229     957,303    135,633       144,804   4,871,320      (4,871,320)            -
                  sales
------------------------------------------------------------------------------------------------------------------------------------
                   Total     10,478,504    7,860,529   2,826,327  4,262,053     1,278,702  26,706,117      (4,871,320)   21,834,797
------------------------------------------------------------------------------------------------------------------------------------
 Operating expenses           4,207,010    5,264,325   1,987,241  2,739,898       912,699  15,111,175        (719,696)   14,391,478
------------------------------------------------------------------------------------------------------------------------------------
 Operating                    6,271,493    2,596,204     839,086  1,522,155       366,003  11,594,942      (4,151,624)    7,443,318
        income(loss)
------------------------------------------------------------------------------------------------------------------------------------
II Assets                    34,399,769    7,638,018   2,244,741  3,968,890       909,393  49,160,813      (5,358,789)   43,802,023
------------------------------------------------------------------------------------------------------------------------------------

   (Notes)
   1. Classification of countries and regions is based on geographical proximity.

   2.  Classificaton of countries and regions into each geographic segment
       North America    :  U.S.A.
       Europe  :  Italy, Germany, France, UK
       Others : Korea, Australia, Brazil, Hong Kong, Malaysia, Mexico, New Zealand, China (Note) "China" that classified as "Others" has added since the current consolidated fiscal year.
   3. Unallocable operating expense for the current period and the previous period (JPY 6,310 millions and JPY 4,429 millions respectively) in the operating expense is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.
   4. Major components of total assets for the current period and the previous period (JPY 18,537 millions and JPY 2,049 millions respectively) with "elimination or corporate" are marketable securities in parent company, copyright and software used to develop our products.
   5. Unallocable operating expenses are included in "elimination or corporate" due to the diffculty in recognizing their contribution to each segments' profit and loss.

6. As described in Significant accounting policies and practices for preparing consolidated financial statements, Deferred revenue is recognized by Trend Micro Incorporated (Japan) and Trend Micro Incorporated (Taiwan). It resulted in decrease of Sales to third parties and Operating income by JPY2,284,871 thousand in Japan and in decrease of Sales to third parties and in increase of Operating loss by JPY 41,664 thousand in Taiwan.
7. As described in Significant accounting policies and practices for preparing consolidated financial statements, Allowance for retirement benefit is reserved by Trend Micro Incorporated (Japan) and Trend Micro Incorporated (Taiwan). It resulted in increase of Operating expense and decrease of Operating income by JPY35,539 thousand in Japan and in increase of Operating expense and Operating loss by JPY12,502 thousand in Taiwan.

(3) Overseas sales

                                                                                                      (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                     FY 2001                                 (From January 1, 2001)
                                                                                              to December 31, 2001
                                          -------------------------------------------------------------------------------
                                          North America        Taiwan         Europe         Others         Total
-------------------------------------------------------------------------------------------------------------------------
 I. Overseas sales                          8,577,200        1,905,389      6,860,192      1,877,630     19,220,413
 II.Consolidated sales                                                                                   31,326,320
 III.Ratio of overseas sales                     27.4%             6.1%          21.9%           6.0%          61.4%
  against consolidated sales
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                     FY 2000                                    (From January 1, 2000)
                                                                                                 to December 31, 2000
                                          ----------------------------------------------------------- -------------------
                                          North America        Taiwan         Europe         Others         Total
---------------------------------------------------- ----------------------------- --------------------------------------
 I. Overseas sales                          6,258,300        1,503,037      4,126,420      1,595,093     13,482,851
 II.Consolidated sales                                                                                   21,834,797
 III.Ratio of overseas sales                     28.7%             6.9%          18.9%           7.3%          61.7%
  against consolidated sales
---------------------------------------------------- --------------------------------------------------------------------

(Note)   1. Overseas sales are sales to countries/regions other than Japan by
            Trend Micro Inc. and its consolidated subsidiaries.
         2. Classification of countries/region is based on geographical proximity.
         3. Classification of countries and regions
                     NorthAmerica :       U.S.A.
                     Europe       :       Italy, Germany, France,UK
                     Others       :       Korea, Australia, Brazil
                                          Hong Kong, Malaysia, Mexico,
                                          New Zealand and China

                     *"China" that classified as "Others" had added since the current consolidated fiscal year.


(Lease transactions)

     None.

(Accounting for deferred tax)

         ----------------------------------------------------------------------------------------------------
                                                       FY 2001
         ----------------------------------------------------------------------------------------------------
           1.   Major items causing deferred tax assets and liabilities
                 (Deferred tax assets)                                     (thousands of Yen)

           Deferred revenue                                                                       2,396,461
           Loss carry-forward                                                                       313,647
           Sales return allowance                                                                   261,585
           Accrued enterprise taxes                                                                 212,773
           Research and development cost (Taiwan)                                                   186,037
           Others                                                                                   988,167
                                                                                               ------------
              Sub-total of deferred tax assets                                                    4,358,673
           Valuation allowance                                                                     (207,099)
                                                                                               ------------
              Total of deferred tax assets                                                        4,151,573

             (Deferred tax liabilities)
           Valuated difference on other securities                                                  (15,771)
                                                                                               ------------
           Deferred tax liabilities total                                                           (15,771)
                                                                                               ------------
              Total of deferred tax net assets                                                    4,135,802
                                                                                               ============

           2. Major items causing differences between statutory and effective rate after tax effect accounting.

           Statutory rate                                                                             42.05%
              (Adjustment)
           Difference between foreign subsidiaries                                                    (4.19%)
           U.S. State tax                                                                              2.25%
           Permanent difference, such as entertainment cost                                            5.00%
           Research and development cost                                                              (1.14%)
           Others                                                                                      0.60%
                                                                                               ------------
           Effective rate after tax effect accounting                                                 44.57%
                                                                                               ------------
         ----------------------------------------------------------------------------------------------------

         ----------------------------------------------------------------------------------------------------
                                                       FY 2000
         ----------------------------------------------------------------------------------------------------
                Factors of deferred tax assets and liabilities
                (Deferred tax assets)                                      (thousands of Yen)
           Deferred revenue                                                                         769,410
           Loss carry-forward                                                                       236,689
           Sales return allowance                                                                   209,318
           Accrued corporate taxes                                                                  112,694
           Loss on evaluation of marketable securities                                              103,074
           Others                                                                                   548,740
                                                                                               ------------
              Sub-total of deferred tax assets                                                    1,979,926
           Allowance                                                                                116,630
                                                                                               ------------
              Total of deferred tax assets                                                        1,863,296
                                                                                               ============
         ----------------------------------------------------------------------------------------------------

(Marketable Securities)
-----------------------

(For the consolidated current fiscal year)
(1) Other securities with fair market value for FY2001 (as of December 31, 2001)

                                                                                                                  (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Classification             Acquisition Cost    Recorded amount on      Differences
                                                                                            consolidated B/S
------------------------------------------------------------------------------------------------------------------------------------
The market value of securities is greater than consolidated B/S

1. Equity securities                                                                  -                    -                 -

2. Debt securities                                                                    -                    -                 -

  Government bond/Municipal bond

  Corporate bond                                                              1,700,000            1,746,920            46,920

  Others                                                                              -                    -                 -

3. Others                                                                             -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

                                               Sub-total                      1,700,000            1,746,920            46,920
------------------------------------------------------------------------------------------------------------------------------------

The market value of securities is less than consolidated B/S

1. Equity securities                                                            172,475              100,193           (72,282)

2. Debt securities

  Government bond/Municipal bond                                                      -                    -                 -

  Corporate bond                                                                      -                    -                 -

  Others                                                                              -                    -                 -

3. Others                                                                             -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

                                               Sub-total                        172,475              100,193           (72,282)
------------------------------------------------------------------------------------------------------------------------------------

                                                 Total                        1,872,475            1,847,113           (25,362)
------------------------------------------------------------------------------------------------------------------------------------

(2) Other major securities market value non-applicable for FY2001 (as of December 31, 2001)

                                                                                                                  (Thousands of Yen)
------------------------------------------------------------------------------------------------------------------------------------

                                            Classification                                Recorded amount on consolidated B/S
------------------------------------------------------------------------------------------------------------------------------------
1. Unlisted securities                                                                                    682,028

          (excluding OTC transaction securities)

2. Others
------------------------------------------------------------------------------------------------------------------------------------

                                                 Total                                         682,028
------------------------------------------------------------------------------------------------------------------------------------

                   Market value of the marketable securities

                                                                                                                 (Thousands of yen)
                                                                                                                 -------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                        FY 2000 (as of December 31, 2000)
                                              --------------------------------------------------------------------------------------
              Current / Non-current             Recorded amount on B/S        Fair Market Value         Appraisal gain (loss)
------------------------------------------------------------------------------------------------------------------------------------
Current assets
          Equity securities                                    172,475                  172,475                             -
          Debt securities                                    1,700,000                1,711,050                        11,050
          Others                                                     -                        -                             -
                                                ------------------------------------------------------------------------------------
          Sub-total                                          1,872,475                1,883,525                        11,050
------------------------------------------------------------------------------------------------------------------------------------
Non-current assets
          Equity securities                                          -                        -                             -
          Debt securities                                            -                        -                             -
          Others                                                     -                        -                             -
                                                ------------------------------------------------------------------------------------
          Sub-total                                                  -                        -                             -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                        1,872,475                1,883,525                        11,050
------------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Calculation method of fair (market) value
          I. Securities traded in the overseas over-the-counter market Based on price quotations in NASDAQ.
          II. Debt securities whose fair value are determinable
             Based on the standard indication price announced by Japan Securities Association.

       2. The amount of securities included in the balance sheets but excluded from the above table.

                                                                                                                 (Thousands of yen)
                                                                                                                 -------------------

             --------------------------------------------------------------------------------------------------------------------
                                                                                                 FY 2000
                                                                                        (As of December 31, 2000)
             --------------------------------------------------------------------------------------------------------------------
             Securities classifed as current assets:

             Mutual fund that is not affected by market volatility
             including medium-term JGB fund and MMF [MMF included
             in above]                                                                                                        44
                                                                                                                             (31)
             --------------------------------------------------------------------------------------------------------------------
             Securities classified as non-current assets:

             Non-listed equity securities excluding equity
             securities traded in the over-the-counter market                                                             600,198
                                                                        [including the investments in affiliates 182,472 thousand
                                                                                                                             yen]
             --------------------------------------------------------------------------------------------------------------------

(Contract or Notional amount, FMV and Valuation gain/loss of Derivatives)
-------------------------------------------------------------------------

  1. Basic policies for derivatives transactions.

     A corporate policy of Trend Micro Group does not engage in derivative transactions. However, the interest cap trading and the interest rate swap had been made by ipTrend Incorporated (Tokyo, Chuo-ku), before the company acquisition. (Due to business transfer to Trend Micro in the current fiscal year, Trend Micro Inc. has been transferred the interest cap trading and the interest rate swap.) Trend Micro Group has no intention of changing, so there will no newly derivative transactions in future. These transactions had been made to avoid risks for interest rate fluctuation. The borrowing applied to the hedge was paid completely, when ipTrend Incorporated became a consolidated subsidiary. The contractor for the interest cap trading and the interest rate swap is the financial institution, which is trustworthy institution. No expectation is required for future losses because of any defaults. In addition, these transactions have a risk related to rate changing, but there is no significant effect for the company business. The contract amount of "Fair market value of the derivative transaction" doesn't show the amount of risks on the derivative market.

  2. Fair market value of the derivative transaction

       Contract amount, fair market value and appraisal gain/loss                       (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         FY 2001 (As of December 31, 2001)
                                               -------------------------------------------------------------------------------------
                  Transaction type                   Contract amount                Fair market value     Appraisal gain (loss)
                                                                ---------------
                                                                  Over 1 year
------------------------------------------------------------------------------------------------------------------------------------
Other than market transactions
Interest rate cap
  Buy                                              100,000            100,000                      63                    (3,136)
  [Option premium]                                  (3,200)            (3,200)
Interest rate swap
  Receive / floating and pay / fixed               200,000            200,000                  (9,773)                   (9,773)
------------------------------------------------------------------------------------------------------------------------------------
                        Total                      300,000            300,000                  (9,710)                  (12,910)
------------------------------------------------------------------------------------------------------------------------------------

       Contract amount, fair market value and appraisal gain (loss)                        (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         FY 2000 (As of December 31, 2000)
                                               -------------------------------------------------------------------------------------
                  Transaction type                   Contract amount                Fair market value     Appraisal gain (loss)
                                                                ---------------
                                                                  Over 1 year
------------------------------------------------------------------------------------------------------------------------------------
Other than market transactions
Interest rate cap
  Buy                                              100,000            100,000                     731                    (2,468)
  [Option premium]                                  (3,200)            (2,275)
Interest rate swap
  Receive / floating and pay / fixed               200,000            200,000                  (7,482)                   (7,482)
------------------------------------------------------------------------------------------------------------------------------------
                        Total                      300,000            300,000                  (6,751)                   (9,950)
------------------------------------------------------------------------------------------------------------------------------------

(Note) 1. The amount of option premium is stated in [_] and the fair market value of it and Appraisal gain (loss) are stated on the above.
     2. Fair market value is determined based on the price, which is provided by the contractor of the financial institute.

(Employee Benefit Plans)

1. Basic policy of employee benefit plans

The company and consolidated subsidiaries adopt retirement benefit plan, as defined-benefit plan. Also, the company has been a member of Tokyo Small Computer Software Industry Welfare pension plan.

2. Projected Benefit Obligation information (as of December 31, 2001)


                                                              (Thousands of yen)
(1) Projected Benefit Obligation                                        420,118
(2) Plan assets                                                         (57,843)
-------------------------------------------------------------------------------
(3) Funded status (1) + (2)                                             362,274
(4) Unrecognized prior service cost                                     (23,999)
(5) Unrecognized net actuarial gain/loss                                (25,192)
-------------------------------------------------------------------------------
(6) Accrued benefit cost (3) + (4) + (5)                                313,082
===============================================================================

  (Note) 1. Tokyo Small Computer Software Industry Welfare pension plan that the company has joined is a synthetic-type, so it is impossible to calculate efficiently for an amount of plan asset compared to a contribution.
                Therefore, the amount of contribution of pension fund in the amount of 53,237 thousand yen is recognized as retirement benefit cost. The plan assets for the contribution of pension fund in the amount of 325,791 thousand yen is calculated based on the ratio of members for the organization concerned.

     2.For calculation of projected benefit obligation, the company adopts simplified method to subsidiaries that have no significant effect.

3. Component of net periodic benefit cost (From January 1, 2001 to December 31,
2001)


                                                              (Thousands of yen)
(1) Service cost                                                        108,162
(2) Interest cost                                                        11,114
(3) Expected return on plan assets                                       (2,705)
(4) Amortization of unrecognized transition obligation                  119,077
(5) Amortization of prior service cost                                    1,142
(6) Recognized actuarial loss                                               789
-------------------------------------------------------------------------------
(7) Net periodic benefit cost                                           237,579
===============================================================================

  (Note 1) The company deducts employees' contribution to welfare pension plan.

  (Note 2) Service cost includes pension costs of subsidiaries under simplified method.

4. Basis of projected benefit obligation calculation

Basis of projected benefit obligation calculation of the company and Taiwan subsidiary that adopt principle method are as follows. Subsidiaries, except Taiwan, do not recognize transition obligation.

       -------------------------------------------------------------------------
       (1) Method of allocation of estimated pension cost   Straight line method
       -------------------------------------------------------------------------
       (2) Discount rate                                    3.0 - 6.0%
       -------------------------------------------------------------------------
       (3) Expected long-term return rate on plan assets    6.0%
       -------------------------------------------------------------------------
       (4) Estimated life of actuarial loss                 1 - 23 years
       -------------------------------------------------------------------------
       (5) Estimated life of transition obligation          one year
       -------------------------------------------------------------------------
       (6) Estimated life of prior service cost             24 years
       -------------------------------------------------------------------------

(Significant Subsequent events)
     None

4. Status of manufacturing, orders received and actual sales
   ---------------------------------------------------------

(1)  Manufacturing result
     --------------------

                                                            (Thousands of Yen)
      ----------------------------------------------------------------------------------------------------------------
                 Period                                     For the current fiscal year  For the previous fiscal year
       Products
      --------------------------------------
                                                              (From January 1, 2001         (From January 1, 2000
                                                               To December 31, 2001)         To December 31, 2000)
      ----------------------------------------------------------------------------------------------------------------
           PC Client                                                        150,846                        39,002
           -----------------------------------------------------------------------------------------------------------
           LAN Server                                                        25,031                         7,879
           -----------------------------------------------------------------------------------------------------------
           Internet Server                                                  570,641                       149,751
           -----------------------------------------------------------------------------------------------------------
           Other Products                                                   205,382                        56,938
      ----------------------------------------------------------------------------------------------------------------
      Internet based products/service                                       354,040                       680,722
      ----------------------------------------------------------------------------------------------------------------
                    Sub-total                                             1,305,942                       934,292
      ----------------------------------------------------------------------------------------------------------------
      Other service                                                               -                        16,700
      ----------------------------------------------------------------------------------------------------------------
                        Total                                             1,305,942                       950,992
      ----------------------------------------------------------------------------------------------------------------

(Note)
 1. Amount is based on manufacturing expense.
 2. Consumption tax is not included in the amount above.

(2)  Sales result
-----------------

                                                            (Thousands of Yen)
      ----------------------------------------------------------------------------------------------------------------
                 Period                                     For the current fiscal year  For the previous fiscal year
       Products
      --------------------------------------
                                                              (From January 1, 2001         (From January 1, 2000
                                                               To December 31, 2001)         To December 31, 2000)
      ----------------------------------------------------------------------------------------------------------------
           PC Client                                                     11,283,846                     4,926,095
           -----------------------------------------------------------------------------------------------------------
           LAN Server                                                     3,400,685                     2,163,586
           -----------------------------------------------------------------------------------------------------------
           Internet Server                                               10,070,003                     8,021,347
           -----------------------------------------------------------------------------------------------------------
           Other Products                                                   681,483                       870,137
           -----------------------------------------------------------------------------------------------------------
      Internet based products/service                                       574,197                     1,218,954
      ----------------------------------------------------------------------------------------------------------------
                    Sub-total                                            26,010,216                    17,200,119
      ----------------------------------------------------------------------------------------------------------------
      Other service                                                       5,316,103                     4,634,678
      ----------------------------------------------------------------------------------------------------------------
                        Total                                            31,326,320                    21,834,797
      ----------------------------------------------------------------------------------------------------------------

(Note)
 1. Quantity is omitted dues to many types of products included in one product line.

                  Digest of Non-consolidated Earnings Results for the Fiscal Year Ended December 31, 2001


     Company:       Trend Micro Incorporated   Tokyo Stock Exchange 1st section
     Code:          4704
     Location:      Tokyo

     Contact        Position       Director, Chief Financial Officer
     person:
                    Name           Mahendra Negi        (Phone: 81-3-5334-3600)

     Date of the board of directors meeting:                  February 6, 2002

     Date of the ordinary shareholders' meeting:              March 26, 2002

     The company can distribute semi-annual cash dividends based on the Articles of corporation.
     The company adopts Unit Stock method. (One unit: 500 shares)


1. Financial Highlights for FY 2001(January 1, 2001 through December 31, 2001)

(1) Results of operations

                                                                            (All figures are rounded down to millions of yen.)
-------------------------------------------------------------------------------------------------------------------------------
                                    (Compared to        Operating         (Compared to       Ordinary          (Compared to
                      Sales       the previous year)     income         the previous year)    income         the previous year)
-------------------------------------------------------------------------------------------------------------------------------
                 Millions of yen                   %    Millions of yen                 %    Millions of yen                 %


     FY 2001          18,454            (95.8)              7,579          (177.2)                7,589               (199.5)
     FY 2000           9,426            (30.6)              2,734           (37.0)                2,533                (17.3)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                    (Compared to        Net income    Net income     Return on       Ordinary         Ordinary
                  Net income      the previous year)     per share    per share    shareholders'   income/total     income ratio
                                                          (Basic)     (Diluted)        equity       assets ratio
-------------------------------------------------------------------------------------------------------------------------------
                 Millions of yen                   %        Yen          Yen                   %              %             %
     FY 2001             393          (- 80.7)              2.99          2.96               1.9           18.4          41.1
     FY 2000           2,038            (81.1)             31.26         30.54              11.5            8.7          26.9
-----------------------------------------------------------------------------------------------------------------------------


(Note)
1.  Number of weighted average        131,594,913 shares  (FY 2001)
    shares outstanding:                65,194,481 shares  (FY 2000)
2. The company made a change in accounting principle during the period.

(2) Cash dividends

------------------------------------------------------------------------------------------------------------------------------------
                          Annual cash dividends per share                                                           Dividend/
                                 ----------------------------------------- Total dividends     Dividend-payout    stockholders'
                                    As of June end      As of Dec end          (Annual)             ratio          equity ratio
------------------------------------------------------------------------------------------------------------------------------------
                            Yen                Yen                Yen       Millions of Yen                  %               %


     FY 2001           0.00               0.00              0.00                  -                          -           -
     FY 2000           0.00               0.00              0.00                  -                          -           -
------------------------------------------------------------------------------------------------------------------------------------

(3) Financial Position

------------------------------------------------------------------------------------------------------------------------------------
                               Total assets    Shareholders' equity   Shareholders'   Shareholders' equity  per
                                                                      equity ratio              share
------------------------------------------------------------------------------------------------------------------------------------
                              Millions of yen    Millions of yen                 %               Yen
     FY 2001                      49,142              21,139              43.0                 160.10
     FY 2000                      33,493              19,655              58.7                 299.80
------------------------------------------------------------------------------------------------------------------------------------

(Note)

1. Number of shares issued at the end of fiscal year:   132,052,284 shares  (FY 2001)
                                                         65,560,421 shares  (FY 2000)

2. Number of treasury Stocks at the end of fiscal year:       9,102 shares  (FY 2001)
                                                              2,631 shares  (FY 2000)



[Supplementary information on the results (January 1, 2001 through December 31,
2001)]

  The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until December 31, 2000, the Company had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from January 1, 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred and recorded as Deferred Revenue under current liabilities or non-current liabilities over the relevant support period.

  For convenience of comparison, actual current fiscal year result, assumed result based on the old accounting policies and their differentials are stated in the below.

                              (Millions of yen except for per share information)

   -----------------------------------------------------------------------------------------------------------------------
                                    Result of the FY2001    Assumed result of FY2001 (based on
                                                            Accounting policies applied until      Increase (Decrease)
                                                            previous fiscal year)
   -----------------------------------------------------------------------------------------------------------------------
                                      Millions of yen                Millions of yen                Millions of yen
     Sales Revenue                       18,454                         20,739                          (2,284)
     Ordinary income                     7,589                           9,874                          (2,284)
     Net income (loss)                     393                           3,340                          (2,947)
   -----------------------------------------------------------------------------------------------------------------------
     Net income (loss)                    Yen                             Yen                            Yen
     Per share                           2.99                            25.38                          (22.40)
   -----------------------------------------------------------------------------------------------------------------------


[Information on net income per share and shareholders' equity per share]

For periodic comparison of restated net income per share and shareholders' equity per share, reflecting the effect of stock split on March 31, 2001 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)      Shareholders' equity       Number of weighted        Number of shares
                                 per share                per share              average shares           issued and out
                                   (Yen)                    (Yen)                 outstanding          standing at the end
                                                                                                          of fiscal year
------------------------------------------------------------------------------------------------------------------------------------
   FY2001                           2.99                   160.10                131,594,913             132,052,284
   FY2000                          15.63                   149.90                130,388,962             131,120,842
------------------------------------------------------------------------------------------------------------------------------------

Non-consolidated Financial Statements
    (1) Condensed non-consolidated balance sheets
    ---------------------------------------------

                                                                                                              (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                             Period                FY2001                      FY2000             Net increase
                                                          (As of December 31, 2001)   (As of December 31, 2000)    /decrease
                                                          ----------------------------------------------------------------------
     Account                                                Amount     Percentage       Amount     Percentage         Amount
--------------------------------------------------------------------------------------------------------------------------------
                         (Assets)                                                %                           %
I    Current assets
     1.  Cash and bank deposits                *3         27,935,721                  16,271,731                    11,663,990
     2.  Accounts receivable, trade            *3,4        9,062,033                   4,131,960                     4,930,073
     3.  Marketable securities                 *3,7               --                   1,872,506                    (1,872,506)
     4.  Treasury stocks                       *6                 --                      21,908                       (21,908)
     5.  Inventories                                         110,253                      39,025                        71,228
     6.  Intercompany short-term
           loan receivables                    *3            508,266                     762,169                      (253,903)
     7.  Other receivables                     *4            553,079                     290,375                       262,704
     8.  Deffered tax assets                               2,704,514                     500,494                     2,204,020
     9.  Other current assets                  *4            155,031                     161,832                        (6,801)
     10. Allowance for bad debt                             (127,923)                   (106,649)                      (21,274)
                                                         -----------                 -----------                   -----------
       Total current assets                               40,900,977         83.2     23,945,356       71.5         16,955,621
II   Non-current assets
     1.  Property and equipment                *2            676,311          1.4        260,871        0.8            415,440
     2.  Intangibles
         (1) Software copyright                                   --                     115,175                      (115,175)
         (2) Software                                        465,072                     162,799                       302,273
         (3) Software in progress                            400,202                     163,629                       236,573
         (4) Others                                           44,411                      62,103                       (17,692)
                                                         -----------                 -----------                   -----------
       Total intangibles                                     909,686          1.9        503,707        1.5            405,979

     3.  Investments and Other assets

         (1)   Investments in
                securities                     *3          2,444,213                     397,730                     2,046,483
         (2)   Investments in
               Subsidiaries and affiliates     *3          2,255,464                   6,960,940                    (4,705,476)
         (3)   Investments in
                capital funds                                707,389                     928,119                      (220,730)
         (4)   Investments in
                capital of affiliates                          5,277                       5,274                             3
         (5)   Intercompany long-term
                loan receivables               *3             66,169                      57,590                         8,579
         (6)   Claim in bankruptcy                            14,616                      14,616                             0
         (7)   Long-term prepaid expenses                         75                         120                           (45)
         (8)   Security deposits                             593,363                     351,854                       241,509
         (9)   Deffered tax assets                           584,069                      81,544                       502,525
         (10)  Others                                            902                       1,004                          (102)
         (11)  Allowance for
                bad debt                                     (15,559)                    (15,534)                          (25)
                                                         -----------                 -----------                   -----------
       Total investments and other assets                  6,655,983         13.5      8,783,260       26.2         (2,127,277)
                                                         -----------                 -----------                   -----------
          Total non-current assets                         8,241,981         16.8      9,547,839       28.5         (1,305,858)
                                                         -----------                 -----------                   -----------
          Total assets                                    49,142,958        100.0     33,493,195      100.0         15,649,763
                                                         ===========                 ===========                   ===========
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                             Period                FY2001                         FY2000              Net increase
                                                          (As of December 31, 2001)      (As of December 31, 2000)     /decrease
                                                          ------------------------------------------------------------------------
      Accounts                                               Amount      Percentage       Amount     Percentage      Amount
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    %                           %
                   (Liabilities)
I    Current liabilities
     1.  Accounts payable, trade               *4             231,874                       36,658                       195,216
     2.  Current portion of long-term debt     *5           3,000,000                           --                     3,000,000
     3.  Other payables                        *3,4         1,840,557                      819,825                     1,020,732
     4.  Accrued corporate
          tax and other                                     2,269,000                    1,229,925                     1,039,075
     5.  Accrued consumption taxes                            303,266                      108,803                       194,463
     6.  Accrued expenses                                     419,157                       98,121                       321,036
     7.  Deposits received                                     27,548                       90,279                       (62,731)
     8.  Advances received                     *4              23,556                       34,392                       (10,836)
     9.  Allowance for sales return                           505,309                      287,661                       217,648
     10. Warrant                                            2,556,691                    1,345,666                     1,211,025
     11. Deferred Revenue                                   4,619,339                           --                     4,619,339
     12. Other                                 *4              10,358                       32,454                       (22,096)
                                                          -----------                  -----------                   -----------
         Total current liabilities                         15,806,660          32.2      4,083,788         12.2       11,722,872

II       Long-term liabilities
     1.  Long-term debt                        *5          11,500,000                    9,700,000                     1,800,000
     2.  Deferred Revenue                                     466,493                           --                       466,493
     3.  Accrued pension and
         severance costs                                           --                       53.716                       (53,716)
     4.  Allowance for
            retirement benefit                                229,924                           --                       229,924
                                                          -----------                  -----------                   -----------
         Total long-term liabilities                       12,196,418          24.8      9,753,716         29.1        2,442,702
                                                          -----------                  -----------                   -----------
         Total liabilities                                 28,003,079          57.0     13,837,504         41.3       14,165,575

                   (Shareholders' equity)
I        Common stock                          *1,9         6,833,677          13.9      6,182,838         18.5          650,839
II       Suspense receipt on capital
         subscriptions                         *10                 --            --            427          0.0             (427)
III      Additional paid-in capital                         8,553,818          17.4      8,112,841         24.2          440,977
IV       Legal reserve                                         20,833           0.0         20,833          0.1               --
V        Retained earnings
     1.  Unappropriated retained
          earnings at the end
            of period                                       5,731,876                    5,338,749                       393,127
                                                          -----------                  -----------                   -----------
         Total retained earnings                            5,731,876          11.7      5,338,749         15.9          393,127
                                                          -----------                  -----------                   -----------
VI       Valuated difference
            on other securities                *8              21,735           0.0             --                        21,735
VII      Treasury Stock                        *6             (22,063)          0.0             --                       (22,063)
                                                          -----------                  -----------                   -----------
         Total shareholders' equity                        21,139,878          43.0     19,655,690         58.7        1,484,188
                                                          -----------                  -----------                   -----------
         Total liabilities and
            shareholders' equity                           49,142,958         100.0     33,493,195        100.0       15,649,763
                                                          ===========                  ===========                   ===========
----------------------------------------------------------------------------------------------------------------------------------

(2) Condensed non-consolidated income statements

                                                                                                       (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------
                                   Period                 FY 2001                    FY 2000              Compared to
                                                                                                       the previous year
                                                  (From January 1, 2001       (From January 1, 2000
                                                   to December 31, 2001)       to December 31, 2000)
                                               --------------------------------------------------------------------------
    Account                                       Amount       Percentage      Amount     Percentage             Amount
-------------------------------------------------------------------------------------------------------------------------
                                                                      %                            %
I      Sales                           *1       18,454,367        100.0       9,426,589        100.0            9,027,778
II     Cost of sales                   *5        1,171,372          6.3         625,267          6.6              546,105
        Provision for
                 sales return                           --           --         195,458          2.1             (195,458)
                                               -----------                  -----------                       -----------
        Gross profit                            17,282,995         93.7       8,605,863         91.3            8,677,132
III    Selling, general and
          administrative  expenses     *2,5      9,703,516         52.6       5,871,643         62.3            3,831,873
                                               -----------                  -----------                       -----------
        Operating income                         7,579,478         41.1       2,734,219         29.0            4,845,259
IV     Non-operating income            *3          669,696          3.6         439,650          4.7              230,046
V      Non-operating expenses          *4          659,572          3.6         639,873          6.8               19,699
                                               -----------                  -----------                       -----------
        Ordinary income                          7,589,602         41.1       2,533,996         26.9            5,055,606
VI     Unusual gains                   *6               --           --       1,019,734         10.8           (1,019,734)
VII    Unusual losses                  *7        6,607,963         35.8           5,027          0.1            6,602,936
                                               -----------                  -----------                       -----------
       Income before taxes                         981,639          5.3       3,548,703         37.6           (2,567,064)
       Corporate, inhabitant
          and enterprise tax                     3,310,828         17.9       1,945,570         20.6            1,365,258
       Income taxes - deffered                  (2,722,317)       (14.7)       (434,886)        (4.6)          (3,157,203)
                                               -----------                  -----------                       -----------
       Net income                                  393,127          2.1       2,038,019         21.6           (1,644,892)
       Retained earnings at the
        beginning of the year                    5,338,749                    3,153,577                         2,185,172
       Adjustment of
        previous year
                 tax effect                             --                      147,152                          (147,152)
                                               -----------                  -----------                       -----------
       Unappropriated retained
        earnings at
          the end of the
                     period                      5,731,876                    5,338,749                           393,127
                                               ===========                  ===========                       ===========
-------------------------------------------------------------------------------------------------------------------------

(3) Proposed appropriation of retained earnings

                                                                                                       (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------
                                   Period                 FY 2001                    FY 2000
                                                  (From January 1, 2001       (From January 1, 2000
    Account                                        to December 31, 2001)       to December 31, 2000)
-------------------------------------------------------------------------------------------------------------------------
I      Unappropriated retained
        earnings at the end of the period        5,731,876                    5,338,749

II     Profit appropriation                             --                           --

III    Unappropriated retained
        earnings carried forward                 5,731,876                    5,338,749
-------------------------------------------------------------------------------------------------------------------------

Significant accounting policies and practices for preparing annual financial
----------------------------------------------------------------------------
statements
----------

------------------------------------------------------------------------------------------------------------------------------------
1. Accounting for evaluation and method of evaluation            (1) Marketable securities
                                                                     (1) Investments in affiliates and in subsidiaries
                                                                           Moving average cost method

                                                                     (2) Other securities
                                                                           Other securities with fair market value:
                                                                           The securities are stated at the market value method
                                                                           based on the value at the end of the period (valuated
                                                                           differences are recognized in equity directly, not to
                                                                           reflect to net earnings) and cost of selling is
                                                                           determined by the weighted average method.

                                                                             Other securities without a market value:
                                                                             The securities are stated at the weighted average cost.

                                                                         (Additional information)
                                                                         For the financial instruments, "Accounting Standard for
                                                                         financial instruments" (("Argument of establishment for
                                                                         Accounting Standard for Financial Instruments") Business
                                                                         Accounting Deliberation Council, January 22,1999), is
                                                                         applied from the current fiscal year. According to the
                                                                         adoption, the valuation basis and the method for securities are changed. The change resulted in increase of ordinary
                                                                         income by 72,282 thousand yen and in increase of income
                                                                         before taxes by 72,282 thousand yen.
                                                                         The classification resulted in decrease of other securities in "Investment in securities" by 25,362 thousand yen and
                                                                         "Deferred tax liabilities" of 10,664 thousand yen was
                                                                         recognized. Finally, -14,697 thousand yen of "Valuated
                                                                         difference on other securities" is recognized under
                                                                         Shareholders equity (The difference from 21,735 thousand
                                                                         yen disclosed on the balance sheet is caused by the
                                                                         translation of security in foreign currency.)
                                                                         In addition, the other securities, which was classified as
                                                                         "Marketable securities" till previous fiscal year, are
                                                                         classified as "Investment in securities" effective from the beginning of current fiscal year under reviewing.
                                                                         The classification also resulted in decrease of Marketable securities under Current assets by 1,872,475 thousand yen
                                                                         and in increase of Investment in securities by 1,872,475
                                                                         thousand yen.

                                                                     (2) Assets (or liabilities) due to accounting for derivative
                                                                         Market Value method

                                                                     (3) Inventories
                                                                         Finished goods, Raw materials, Supplies Moving average cost method

------------------------------------------------------------------------------------------------------------------------------------
2. Depreciation and amortization method for fixed assets             (1) Property and equipment
                                                                           Declining-balance method

                                                                     (2) Intangibles
                                                                         (Software for sales)
                                                                         Straight-line method over the estimated useful
                                                                         lives.(mainly for 12 months)

                                                                         (Software for internal use)
                                                                         Straight-line method over the estimated useful lives.(5
                                                                         years)

                                                                         (Other intangibles)
                                                                         Straight-line method

                                                                     (3)  Long-term prepaid expense




                                                                          Amortization is computed by a straight-line method
------------------------------------------------------------------------------------------------------------------------------------
3. Accounting for deferred assets                                         Issuing costs of stocks and bonds are charged to expenses
                                                                          when incurred.
------------------------------------------------------------------------------------------------------------------------------------
4. Accounting policies for provision                                     (1)  Allowance for doubtful accounts

                                                                                As contingency against losses from default of note
                                                                                and account receivable, the allowance for doubtful
                                                                                accounts is provided. The amount is determined using
                                                                                a percentage based on own actual doubtful account
                                                                                loss against total of debts and an amount, which
                                                                                takes into consideration the possibility of
                                                                                recovering specific liabilities.

                                                                                (Additional Information)

                                                                                For the financial instruments, from the current
                                                                                fiscal year, pursuant to "Accounting Standards for
                                                                                financial instruments" (("Argument of establishment
                                                                                for Accounting Standard for Financial Instruments")
                                                                                Business Accounting Deliberation Council, January
                                                                                22,1999), The recording principal of Allowance for
                                                                                doubtful accounts is changed (The allowance for bad
                                                                                debts is recognized at a percentage based on the
                                                                                accomplishments instead of a statutory prescribed
                                                                                percentage). The adoption had no significant effect.

                                                                         (2)  Allowance for sales return

                                                                                In order to reserve future losses from sales return
                                                                                subsequent to the fiscal year end, allowance for
                                                                                sales return is provided based on the past
                                                                                experience in the sales return.

                                                                         (3)  Allowance for retirement benefits

                                                                                In order to reserve future losses arising from
                                                                                retirement of employees, allowance for retirement
                                                                                benefits is provided based on retirement benefit
                                                                                liabilities at the end of the period under
                                                                                reviewing. The difference from the changing
                                                                                accounting standard 106,581 thousand yen is
                                                                                recognized as an expense under Unusual losses.

                                                                                (Additional Information)

                                                                                From the current fiscal year, pursuant to
                                                                                "Accounting Standards for Retirement Benefits
                                                                                Obligation" (("Argument of establishment for
                                                                                Accounting Standard for Retirement Benefits
                                                                                Obligation") Business Accounting Deliberation
                                                                                Council, June 16,1998), allowance is provided. The
                                                                                adoption resulted in increase of retirement benefits
                                                                                expense by 143,808 thousand yen, in decrease of
                                                                                Ordinary income by 35,539 thousand yen and in
                                                                                decrease of income before taxes by 142,121 thousand
                                                                                yen. Amount of accrued pension and severance costs ,
                                                                                which was recognized till previous fiscal year, is
                                                                                included and disclosed in Accrued retirement
                                                                                benefits.
------------------------------------------------------------------------------------------------------------------------------------
5. Translation of major foreign-currency assets and                             Foreign-currency financial receivables and
   liabilities into Yen                                                         liabilities are translated into yen at the spot rate
                                                                                effective at the end of the period. Exchange
                                                                                differential is treated as a profit/loss.

                                                                                (Additional information)

                                                                                From the current fiscal year, the company adopted
                                                                                revised accounting standards for foreign currency
                                                                                transactions (Views on Revision of Accounting
                                                                                Standards for Foreign Currency Transactions, etc.,
                                                                                issued by Business Accounting Deliberation Councile
                                                                                on October 22, 1999). The adoption had no
                                                                                significant effects on profits and losses.
------------------------------------------------------------------------------------------------------------------------------------
6. Accounting for leased assets                                                 Finance leases without transfer of ownership of the
                                                                                leased assets are accounted for in the same manner
                                                                                as applied for operating leases.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
7.  Other important matters for preparing                                  (1) Consumption tax
        annual financial statements

                                                                                Transactions subject to consumption tax are stated
                                                                                at the amount net of the related consumption tax.

                                                                           (2) Accounting treatment for stock warrants and stock
                                                                               option granted to directors and certain employees
                                                                               under the company's incentive plan.

                                                                               The Company has adopted incentive plans where
                                                                               warrants to purchase parent company's shares are
                                                                               granted to directors and certain employees after
                                                                               parent company issues bonds with detachable warrants
                                                                               and immediately repurchases all of the warrants.
                                                                               Compensation costs are measured at repurchase costs
                                                                               of warrant securities at the point of grant. Warrant
                                                                               portion of the bonds is recorded as "warrant account"
                                                                               upon issuance and then transferred to "additional
                                                                               paid-in capital" upon exercise.
                                                                               In addition, from the current fiscal year, the
                                                                               company has adopted incentive plans of Stock Option
                                                                               (Subscription right method) to directors and certain
                                                                               employees based on the Japanese Commercial Code. The
                                                                               company doesn't recognize compensation cost and
                                                                               transactions due to this scheme.

                                                                           (3) Change in revenue recognition method for Post
                                                                               Contract
                                                                               Customer Support Service (PCS)

                                                                                     Basically, The product license agreement, which
                                                                               the company contract with the end-user, states the
                                                                               article for PCS (customer support and upgrading of
                                                                               products and its pattern files).
                                                                                     Till previous fiscal year, whole revenue of the
                                                                               company applied to each product license agreement
                                                                               including a portion of PCS revenue had been
                                                                               recognized when the license is delivered to user.
                                                                               From the current fiscal year, the revenue recognition
                                                                               method for portion of PCS is changed as follows.
                                                                               Portion of PCS revenue is recognized separately from
                                                                               whole revenue and it is deferred as Deferred revenues
                                                                               under Current liabilities and Non-current liabilities
                                                                               based on contracted period. Deferred revenue is
                                                                               finally recognized for the contracted period evenly.
                                                                                     As per the tendency of the company that the
                                                                               ratio of the consideration of Post Contract Customer
                                                                               Support is getting larger than as before. As the
                                                                               result of the above, the companies adopt new revenue
                                                                               recognition policy on PCS, in order to recognize
                                                                               proper periodic profits and losses accurately.
                                                                                     According to the above change, PCS revenue
                                                                               2,800,962 thousand yen, which should be deferred by
                                                                               the company as of the beginning of the current fiscal
                                                                               year applied to the prior year's revenues, is stated
                                                                               as Losses on prior year adjustment under Unusual
                                                                               losses at the beginning of the current period. And it
                                                                               resulted in decrease of Sales, Operating income and
                                                                               Ordinary income by 2,284,871 thousand yen and in
                                                                               decrease of income before taxes by 5,085,833 thousand
                                                                               yen.
------------------------------------------------------------------------------------------------------------------------------------

Changes in presentation
-----------------------
Allowance for sales return indicated independently until the previous fiscal year is deducted from sales amount immediately from the current fiscal year. Allowance for sales return cause sales revenue to decrease by 217,648 thousand yen in this period.

From the current fiscal year, pursuant to amendment of financial statement policy, treasury stock (22,063 thousand yen at the end of period) indicated independently under Current assets until the previous fiscal year is recorded in Shareholders' equity as deduction item from equity.

Notes
-----
(Non-consolidated balance sheets)                             (Thousands of yen)

    --------------------------------------------------------------------------------------------------------------------------------
                              FY2001                                                   FY2000
                    (As of December 31, 2001)                                (As of December 31, 2000)
    --------------------------------------------------------------------------------------------------------------------------------
         *1   Number of shares authorized                          *1   Number of shares authorized
                                    250,000,000 shares                                           250,000,000 shares
              Number of shares issued                                   Number of shares issued
                                    132,052,284 shares                                            65,560,421 shares

    --------------------------------------------------------------------------------------------------------------------------------
         *2   Accumulated depreciation of                          *2   Accumulated depreciation of
                            property and equipment                                   property and equipment
                                                  287,601                                                      192,765

    --------------------------------------------------------------------------------------------------------------------------------
                                                                   *3   Major assets
                 ---------------------------------
                                                                       and liabilities denominated in foreign currencies are
                                                                       as follows.
                                                                        Accounts               in foreign currency         in JPY
                                                                                                     (in thousands)
                                                                   Cash and bank deposits       US$       11,123         1,276,932
                                                                   Accounts receivable,
                                                                        trade                   US$        7,805           896,078
                                                                   Marketable securities
                                                                                                US$        1,502           172,746

                                                                   Intercompany short-term
                                                                        loan receivables        US$        3,693           424,049

                                                                                                GBP          406            69,537

                                                                   Investments in securities    US$        2,000           215,730


                                                                                                US$        1,276           146,429
                                                                   Investment in subsidiaries
                                                                        and affiliates          NT$      436,499         1,721,400
                                                                                                GBP          110            20,611

                                                                   Intercompany long-term
                                                                        loan receivable         US$          501            57,590

                                                                   Other payable                US$        2,709           311,103
                                                                                                NT$       36,848           127,790
                                                                                                DM           221            12,082
                                                                                                GBP           24             4,195








    --------------------------------------------------------------------------------------------------------------------------------
         *4   Notes to intercompany balances which                 *4   Notes to intercompany balances which
              are not disclosed separately are as follows.              are not disclosed separately are as follows.
         (1)  Receivables                                          (3)  Receivables
                   Accounts receivables, trade      3,081,599              Accounts receivables, trade          896,086
                   Other receivables                  495,727              Other receivables                    273,503
                   Other current assets                14,202              Other current assets                  15,496
                   ------------------------------------------              --------------------------------------------
                   Total                            3,591,528              Total                              1,185,087

         (2)  Payables                                             (4)  Payables
                   Accounts payables, trade            11,862              Accounts payables, trade                  21
                   Other payables                     698,627              Other payables                       459,372
                   ------------------------------------------
                   Total                              710,489              Advances received                      2,113
                                                                           Other current liabilities              3,027
                                                                           --------------------------------------------
                                                                           Total                                464,534

    --------------------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------------
     *5  Treasury bonds                                                                  -------------------

     In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially. Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

                                            (Thousands of yen)
                      Current liability     Non-current liability
                      -----------------     ---------------------
     Bonds                  3,800,000                17,500,000
     Treasury bonds          (800,000)               (6,000,000)
                      -----------------     ---------------------
                            3,000,000                11,500,000
                      =================     =====================

    --------------------------------------------------------------------------------------------------------------------------------
     *6  Number of treasury stocks                              *6  Number of treasury stocks
                                         9,102 shares                                          2,631 shares

    --------------------------------------------------------------------------------------------------------------------------------
                        -------------------------               *7  (Additional information)
                                                                We have changed the purpose for investment in securities below to the temporary investment from the current fiscal year.

                                                                    SINA.COM                172,475 thousands yen
                                                                    Softbank 7/th/ round bonds
                                                                                          1,700,000 thousand yen
                                                                                          ----------------------

                                                                                          1,872,475 thousand yen

    --------------------------------------------------------------------------------------------------------------------------------
     *8  Limitation of dividends                                                         --------------------------

         Due to valuation of Marketable securities with fair
         value, sharholder's equity increased 21,735
         thousand yen. According to the Japanese Commercial
         Code, 290-1-6, the increased amount is limited to
         appropriate to dividends.
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
     *9  Description of increases in the number of                  *9  Description of increases in the number of
                                          shares issued                                              shares issued

                                                                        -Type of issuance of shares
         -Type of issuance of shares                                            Exercise of stock warrant
               Exercise of stock warrant                                         Detached from bonds
                Detached from bonds                                     -Number of shares issued
                                                                                                     717,521 shares
               Stock Split                                              -Issue price per share
         -Number of shares issued                                                                    Yen -
                              812,636 shares                            -Increase in common stock
                              65,679,227 shares                                                      768,178
         -Issue price per share
                              Yen -
                              Yen -

         -Increase in common stock
                              479,939
                              170,900

     (Note) Increase in common stock of stock split is due to
     capitalization of Additional paid in capital.
    --------------------------------------------------------------------------------------------------------------------------------
                     __________________________                     *10  Exercise of stock warrants

                                                                        Suspense receipts on capital subscriptions
                                                                    consists of exercised stock warrants and will be
                                                                    issue 1,500 stocks and transferred to 213
                                                                    thousands yen of Additional Paid-in-Capital
                                                                    and 214 thousands yen of Common Stock.
------------------------------------------------------------------------------------------------------------------------------------

(Non-consolidated income statement)

                                                              (Thousands of yen)

                                FY2001                                                         FY2000
                         (From January 1, 2001                                           (From January 1, 2000
                          To December 31, 2001)                                           To December 31, 2000)
*1  Intercompany sales included in net sales                                 *1  Intercompany sales included in net sales
                                               6,905,819                                                             1,992,778


------------------------------------------------------------------------------------------------------------------------------------
*2  Major components of selling, general and                                 *2  Major components of selling, general and
administrative expenses are as follows.                                      administrative expenses are as follows.

Sales promotion cost                             697,172                     Sales promotion cost                      533,333
Salaries and bonuses                           2,044,197                     Salaries and bonuses                    1,339,050
Retirement benefit cost                           96,657                     Pension and severance cost                 26,485
Allowance for bad debt                            21,299                     Allowance for bad debt                     10,755
Depreciation expense                              82,480                     Depreciation expense                       61,652
Service charge                                   897,229                     Service charge                            359,501
Research and development costs                 1,779,241                     Research and development costs            927,403
Software maintenance fee                         803,224                     Software maintenance fee                  966,591
Intercompany charge                            1,473,367


------------------------------------------------------------------------------------------------------------------------------------
*3  Major components of                                                      *3  Major components of
            non-operating income                                                           non-operating income
Investment income                                 62,325                     Investment income                          52,973
Gain on sales of                                  19,974                     Gain on sales of                          119,649
   marketable securities                                                         marketable securities
Foreign exchange gain                            481,001                     Foreign exchange gain                     215,766
Interest income                                   51,690                     Interest income                            45,836

------------------------------------------------------------------------------------------------------------------------------------
*4  Major components of                                                      *4  Major components of
           non-operating expenses                                                          non-operating expenses
Bonds interest expense                           290,755                         Loss from evaluation of securities    245,124
Bonds issued cost                                108,438                         Bonds interest expense                202,714
Loss from sales of treasury stock                 13,401                         Bonds issued cost                      44,295
Evaluation loss on investment                                                    Loss from sales of treasury stock      67,380
       in capital fund                           220,730


------------------------------------------------------------------------------------------------------------------------------------
*5  Depreciation and amortization expense                                    *5  Depreciation and amortization expense

Property and equipment                           107,047                     Property and equipment                     76,042
Intangibles                                      579,993                     Intangibles                               621,172


------------------------------------------------------------------------------------------------------------------------------------
*6  Major components of unusual gain                                         *6  Major components of unusual gain

                                                       -                     Gain from lawsuit                       1,019,734
                                                                                settlement

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*7  Major components of unusual loss                                         *7  Major components of unusual loss

Losses on prior year                                                         Loss on disposal of
           adjustment                                                          fixed assets                               5,027
  (Due to change in                            2,800,962
     revenue recognition)
Loss on liquidation of
            affiliates
Loss on revaluation of                         3,460,700
      Investments in
       subsidiaries and
           affiliates                            203,683
Retirement Benefit                               106,581
Loss on disposal of
  fixed assets                                    24,034
Loss on repurchased
      treasury stock                              12,000

------------------------------------------------------------------------------------------------------------------------------------

(Lease Transactions)
               None

(Marketable Securities)
         *Marketable securities (except invenstments in subsidiaries and affiliates with fair value) for the current consolidated fiscal year, and market value of the marketable securities for the previous consolidated fiscal year indicated on the explanatory note on consolidated financial statements.

         FY2001 (as of December 31, 2001)
         None of investments in subsidiaries and affiliates have fair value.

(Accounting for derivative)
         Derivative for the current and previous consolidated fiscal year indicated on the explanatory note on consolidated financial statements.

(Accounting for deferred tax)
                                                              (Thousands of yen)


----------------------------------------------------------------------------------------------------
                                   FY 2001 (as of December 31, 2001)
----------------------------------------------------------------------------------------------------
1.       Major items causing deferred tax assets and liabilities

       (1) Current assets
                  (Deferred tax assets)
                  Deferred Revenue                                         1,942,432
                  Accrued enterprise taxes                                   212,773
                  Allowance for sales return                                 212,482
                  Uncertainty accrued expenses                               251,681
                  Other                                                      127,195
                                                                      --------------
                      Sub Total                                            2,746,564

                  Valuation allowance                                        (42,050)
                                                                      --------------
                      Total                                                2,704,514

       (2) Non-current assets
                  (Deferred tax assets)
                  Deferred revenue                                           196,160

                  Intangibles                                                150,842
                  Loss on evaluation for investments
                                         in securities                       171,148
                  Pension and severance costs                                 67,678
                  Other                                                       14,010
                                                                      --------------
                       Sub total                                             599,841

                  (Deferred tax liabilities)
                  Valuated difference on other securities                    (15,771)
                  Deferred tax liabilities Total                             (15,771)
                                                                      --------------
                   Total                                                     584,069

2. Major items causing differences between statutory and effective rate after tax effect accounting.

    Statutory rate                                                             42.05%
      (Adjustment)
      Permanent difference such as entertainment expense                       13.29%
      Inhabitant tax                                                            0.77%
      Adjustment for deferred tax assets                                        4.35%
      Other                                                                    (0.51%)
                                                                      --------------
      Effective rate after tax effect accounting                               59.95%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                 FY2000 (as of December 31, 2000)
------------------------------------------------------------------------------------------------------------------------------------
      Major items causing deferred tax assets and liabilities
      (Deferred Tax assets)


(1)  Current assets
     Allowance for sales return                                              120,961
     Accrued enterprise taxes                                                112,694
     Devaluation of investment securities                                    103,074
     Other                                                                   205,815
     Valuation allowance                                                     (42,050)
                                                                      --------------
                                Total                                        500,494

(2)  Non-current assets
     Intangibles                                                              66,411
     Retirement and severance benefit                                         15,133
                                                                      --------------
                                Total                                         81,544
------------------------------------------------------------------------------------------------------------------------------------

(Changes of officers)
 -------------------

   (1)  Changes of representative director
           Representative director who is intended to resign on March 26, 2002
             Representative director,
               Senior Executive Vice President Toshihiro Watanabe

   (2)  Changes of other officers
        1. Nominees for Director  (intended to be inaugurated on March 26, 2002)
             Director                             Nick Dederer (Chief Operating
                                                  Officer)
        2. Nominees for Auditor (intended to be inaugurated on March 26, 2002)
             Part-time Auditor (outside)           Koji Fujita (Attorney)
        3. Auditor who is intended to resign on March 26, 2002
             Part-time Auditor (outside)           Mitsuo Sano
        4. Nominees for promoted Director (intended to be inaugurated on March 26, 2002)
             Representative director (Director)    Mahendra Negi